Form 10KSB, Exhibit 13
period 2006-12-31
MAINSTREET FINANCIAL CORP
filed 2007-03-30
CIK 1375017

ANNUAL REPORT TO SHAREHOLDERS
FOR THE YEAR ENDED
December 31, 2006

MAINSTREET FINANCIAL CORPORATION
629 West State Street, Hastings Michigan 49058-1643
(269) 945-9561
www.mainstreetsavingsbank.com

NEXT PAGE

TABLE OF CONTENTS

A Message from the President	1

Selected Consolidated Financial Information	2

Corporate Information	4

Shareholder Information	5

Management's Discussion and Analysis of Financial Condition and Results of Operations	6

Index to Consolidated Financial Statements	21

NEXT PAGE

A Message from the President

Dear Fellow Shareholders,

Thank you for investing in MainStreet Financial Corporation.

We are extremely proud of the heritage and reputation of our sole subsidiary, MainStreet Savings Bank. It is an organization built on providing very high quality customer service and the financial products and services expected from a true "community" bank. We say with pride "It's How We Bank Here."

As we enter 2007, we continue to be very frustrated with the flat interest rate yield curve and the unprecedented length of time it has persisted. The impact on the Bank has been dramatic in terms of increased cost of funds and reduced net interest margin. Since the Board of Governors of the Federal Reserve System began increasing the Fed Funds rate in the second half of 2004, the Bank's average cost of funds has doubled. At the same time, lending rates remain very close to historic lows. It's an excellent market for our customers, both depositors and borrowers, to the detriment of our earnings. We are equally frustrated by the weak economy in southwest Michigan and, consequently, the reduced lending opportunities available to us despite the fact that interest rates on residential mortgage, commercial and consumer loans continue to be very attractive.

We look forward to the day when the interest rate yield curve will return to a more traditional, positive, slope and that our net interest margin will correspondingly improve. We also look forward to when the traditional strength of the southwest Michigan market returns to produce an economic recovery that will reinvigorate our primary market area and increase lending opportunities with both new and existing customers. While being very attentive to operating costs, we continue to work to position the Bank to take advantage of these opportunities when they occur. Initiatives include expanded "free" ATM access to increase the appeal of our checking account products, a new certificate account with a low minimum balance that can be deposited to during the term, internet banking for commercial accounts, a new consumer education/business development program to be offered through businesses and community non-profit organizations and enhancements to our residential mortgage loan products.

We appreciate your patience, understanding and support. We hope that MainStreet will continue to be your bank and that you will tell your friends and neighbors that we are a great place to do business!

Sincerely,

/s/ David L. Hatfield

David L. Hatfield
President, Chief Executive Officer
  and Director

NEXT PAGE

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31, 2006, 2005, 2004 and 2003 is derived from our audited financial statements. MainStreet Financial Corporation was organized on November 17, 2004, so financial information for periods prior to the year ended December 31, 2004, reflect MainStreet Savings Bank, FSB only. The following information is only a summary, and you should read it in conjunction with our audited financial statements and notes beginning page 21.

	At December 31,
	2006	2005	2004	2003
	(In thousands)
Selected Balance Sheet Data:

Total assets	$114,543	$105,121	$87,995	$88,101
Loans, net	100,653	91,143	73,080	68,523
Securities available for sale, at fair value:
U.S. government and federal agency	---	---	501	2,030
Corporate debt	---	---	---	255
Mortgage-backed, including mutual funds	2,088	2,275	2,690	4,767
Federal Home Loan Bank stock	1,589	1,725	1,402	1,340
Deposits	82,701	64,895	57,982	59,231
Federal Home Loan Bank advances	21,400	32,000	22,600	21,400
Other borrowings	700	1,000	---	---
Equity	8,599	6,414	6,668	6,612

	For the year ended December 31,
	2006	2005	2004	2003
	(In thousands)
Selected Operations Data:

Total interest income	$6,516	$5,211	$4,713	$4,980
Total interest expense	3,938	2,298	1,682	2,000
Net interest income	2,578	2,913	3,031	2,980
Provision for loan losses	162	102	9	51
Net interest income after provision for loan losses	2,416	2,811	3,022	2,929
Fees and service charges	396	338	347	376
Gain (loss) on sales of loans	40	64	101	271
Gain (loss) on sales of securities	---	---	(9)	23
Loss on sale of repossessed assets	(57)	(67)	---	---
Other non-interest income	49	64	37	29
Total non-interest income	428	399	476	699
Total non-interest expense	3,469	3,450	3,345	3,264
Income (loss) before taxes	(625)	(240)	153	364
Income tax expense (benefit)	(209)	(88)	51	124
Net income (loss)	$(416)	$(152)	$102	$240

NEXT PAGE

	For the year ended December 31,
	2006	2005	2004	2003

Selected Financial Ratios and Other Data:

Performance ratios:
Return on assets (ratio of net income to average total assets)	(0.39)%	(0.16)%	0.12%	0.27%
Return on equity (ratio of net income to average equity)	(5.34)%	(2.30)%	1.55%	3.67%

Interest rate spread information
Average during period	2.56%	3.19%	3.72%	3.57%
Net interest margin(1)	2.58%	3.49%	3.83%	3.68%
Non-interest income to operating revenue	16.31%	13.70%	13.57%	19.00%
Operating expense to average total assets	3.26%	3.67%	3.80%	3.63%
Average interest-earning assets to average interest-bearing liabilities	101.89%	101.86%	105.35%	104.34%
Efficiency ratio(2)	115.40%	104.17%	95.38%	88.72%

Asset quality ratios:
Non-performing assets to total assets at end of period	1.65%	0.74%	0.74%	0.80%
Non-performing loans to total loans	1.07%	0.09%	0.08%	0.12%
Allowance for loan losses to non-performing loans	48.91%	602.53%	724.56%	481.25%
Allowance for loan losses to loans receivable, net	0.53%	0.52%	0.56%	0.56%
Net charge-offs to average loans outstanding	0.10%	0.05%	(0.03)%	0.07%

Capital Ratios:
Equity to total assets at end of period	7.51%	6.10%	7.58%	7.50%
Average equity to average assets	7.22%	6.88%	7.47%	7.26%

Other data:
Number of full service offices	3	3	3	3
____________________
(1)  Net interest income divided by average interest-earning assets.
(2)  Total non-interest expense as a percentage of net interest income and total other non-interest income.

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
CORPORATE INFORMATION

MainStreet Financial Corporation is incorporated under federal law to hold all of the stock of MainStreet Savings Bank, FSB and is subject to regulation by the OTS as a savings association holding company. Our principal business is operating our wholly owned subsidiary, MainStreet Savings Bank, FSB. At December 31, 2006, our principal assets, on an unconsolidated basis, were all of the outstanding shares of common stock of MainStreet Savings Bank, FSB and $723,000 in cash and we had $700,000 outstanding on a loan from a commercial bank. In addition, our employee stock ownership plan has a $284,280 loan from the same bank. Our principal executive offices are located at 629 W. State Street, Hastings, Michigan 49058-1643 and our telephone number is (269) 945-9561.

MainStreet Savings Bank, FSB is a federally chartered savings bank with three full service banking offices. It is a community oriented institution primarily engaged in attracting retail deposits from the general public and originating one- to four-family residential loans in its primary market area, including construction loans and home equity lines of credit. MainStreet Savings Bank, FSB also originates a limited amount of construction or development, consumer and commercial loans. We are committed to being an independent community-based savings institution. The executive offices of MainStreet Savings Bank, FSB are located at 629 W. State Street, Hastings, Michigan 49058-1643, and its telephone number is (269) 945-9561. It also operates branch offices at 802 Fourth Avenue, Lake Odessa, Michigan and at Felpausch Food Center, 127 S. Michigan Avenue, Hastings Michigan, and a loan production office at Cornerstone Building, Suite 2, 407 West Michigan Avenue, Kalamazoo, Michigan.

Board of Directors of
MainStreet Financial Corporation and
MainStreet Savings Bank, FSB

Gordon F. Fuhr, Chairman
    Retired
David L. Hatfield
    President, MainStreet Savings Bank, FSB
Eric T. Dreisbach
    Owner and Manager, Dreisbach Pontiac-GMC
Mary Lou Hart
    Marketing Representative, WBCH radio
David L. Jasperse
    Pharmacist and Owner, Bosley Pharmacy
Carl A. Schoessel
    Retired
James R. Toburen
    Senior Vice President, MainStreet Savings
    Bank, FSB
Executive Officers of
MainStreet Financial Corporation and
MainStreet Savings Bank, FSB

David L. Hatfield
    President and Chief Executive Officer
James R. Toburen
    Senior Vice President, Treasurer and Chief
    Financial Officer
Melody K. Bowman
    Senior Vice President, Real Estate and Consumer
    Lending
Sandra K. Nichols
    Senior Vice President, Operations and Information
    Technology and Secretary
Patricia A. Woods
    Senior Vice President, Branch and Deposit
    Servicing Operations

Independent Auditors Crowe Chizek and Company LLC 55 Campau Avenue, N.W. Suite 300 Grand Rapids, MI 49503-2642	Special Counsel Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
SHAREHOLDER INFORMATION
Annual Meeting

The Annual Meeting of Shareholders of MainStreet Financial Corporation will be held at our main office located at 629 W. State Street, Hastings, Michigan 49058-1643, on May 15, 2007, at 7:00 p.m. local time.	Annual And Other Reports

A copy of our Annual Report on Form 10-KSB for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting James R. Toburen, MainStreet Financial Corporation, 629 W. State Street, Hastings, Michigan 49058-1643.

Price Range Of Common Stock and Dividends

	High	Low	Dividends
Fiscal 2006
First Quarter	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A
Fourth Quarter	$11.00	$10.00	$0.00

Our stock offering closed on December 22, 2006 at a price of $10.00 per share, so pricing information is available from that date forward. Except for the original issuance price of $10.00 per share, our stock price reflects the high and low bid information for each period. The stock price information set forth in the table above was provided by the Yahoo Finance System and is based on OTC quotations, which reflect inter-dealer prices with retail mark-up, mark-down or commissions and may not represent actual transactions. The closing price of our common stock on March 16, 2006 was $9.65.

In order to retain capital to support the continued growth of MainStreet Financial Corporation, our board of directors currently does not intend to pay cash dividends on its common stock. We may decide to pay dividends in the future. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Our future payment of dividends will depend, in large part, upon receipt of dividends from MainStreet Savings Bank, FSB. Federal regulations restrict the ability of MainStreet Savings Bank, FSB to pay dividends and make other capital distributions to MainStreet Financial Corporation, especially if MainStreet Savings Bank, FSB incurs net losses.

Shares Outstanding At March 16, 2006 there were 756,068 shares of MainStreet Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 122 holders of record.	Stock Listing MainStreet Financial Corporation common stock is traded on the OTC Bulletin Board under the symbol "MSFN.OB."
Stockholders And General Inquiries

MainStreet Financial Corporation files an annual report on Form 10-KSB and three quarterly reports on Form 10-QSB with the Securities and Exchange Commission. Copies of these forms are available by request and at www. sec.gov in EDGAR filings. Requests for these reports, as well as inquiries from shareholders, analysts and others seeking information about MainStreet Financial Corporation should be directed to James R. Toburen, Senior Vice President, at 629 W. State Street, Hastings, Michigan 49058-1643, telephone (269) 945-9561.	Transfer Agent

Shareholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to our transfer agent at 1-800-368-5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
1-(800) 368-5948

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits and borrowings. Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense. Historically, gains on the sale of loans also were a significant component of our non-interest income and profitability. As a result of the slower economy in southwest Michigan in 2005 and 2006, and higher interest rates generally, residential mortgage loan originations have decreased, and we have been unable to sustain the level of loans originated for sale in the secondary market. In addition, our business strategy includes retaining more loans in portfolio to increase net interest income over time, rather than selling loans for non-interest income. Non-interest income consists primarily of service charges on deposit accounts, loan fees, transaction fees and commissions from investment services. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Our net interest income may be affected by market interest rate changes. Increases in loan rates generally reduce loan demand. In addition, a portion of our loan portfolio is tied to the "prime" rate and adjusts immediately when this rate adjusts. Increases in short-term interest rates in 2005 and 2006 as a result of increases in the Federal Funds rate by the Board of Governors of the Federal Reserve System, without a corresponding increase in long-term interest rates, have resulted and are expected to continue to result in an increase in interest expense and reduction in net interest income. The effect of the flattening interest rate yield curve has decreased our ability to invest the net proceeds of the offering and reinvest proceeds from loan and investment repayments at higher rates. Our cost of funds has increased faster than our yield on loans and investments, due to the longer-term nature of our interest-earning assets and the flat yield curve. As a result, our net interest margin has been decreasing.

We have implemented strategic objectives to reduce this negative impact on our net interest margin and earnings. A majority of our fixed-rate one- to four-family residential mortgages in portfolio are five- to seven-year balloon loans with up to 30-year amortization schedules. As a result, approximately 20% of our residential mortgage loan portfolio matures and reprices annually. We only originate fixed-rate residential mortgages for sale under commitments to purchase in place prior to the origination of the mortgages. In 2003, 2004 and 2005, we have increased our emphasis on construction or development, consumer and commercial lending as well, because these loans generally have shorter terms and higher interest rates than mortgage loans. Loans for land development and speculative construction have been reduced in 2006 due to the depressed real estate market in southwest Michigan. To the extent we increase our investment in construction or development, consumer and commercial loans, which are considered to entail greater credit risks than one- to four-family residential loans, our provision for loan losses may increase, which will cause a reduction in our income. We believe that we have the lending expertise to manage these more complex loans. These types of loans earn higher fees and yields and offer a greater opportunity for growth in our market. We believe these benefits are an appropriate return for the potentially higher credit risk in these types of loans.

NEXT PAGE

Forward-Looking Statements

This report contains certain 'forward-looking statements' that may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" with respect to our financial condition. Results of operations and business are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage, consumer and other loans, real estate values, competition, changes in accounting principles, policies or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.

Evolution of Business Strategy

When the current President joined MainStreet Savings Bank, FSB in 2000, he had to address the continuing expenses of prior expansion efforts, including the amortization of intangibles from a 1998 branch acquisition and the depreciation expense from the new main office and high operating expenses. In addition, prior management had invested a substantial amount of assets in the securities portfolio, rather than make loans. Over the past six years, we have returned to a well-capitalized status, reduced our interest rate risk and credit risk and sought to improve earnings primarily through loan sales and increased loan originations. In 2005 and 2006, our earnings initiatives were impacted negatively by rising short-term interest rates, which significantly increased interest expense, and the slower economy in southwest Michigan, which significantly reduced loan demand.

Our current business strategy is to operate a well-capitalized and profitable savings institution dedicated to serving the needs of our customers and local market. We strive to be one of the primary financial institutions in Barry County, which is reflected in our ranking as the leading residential mortgage originator in Hastings and one of the top four originators in Barry County. We also have the second largest deposit market share among banks and savings institutions in Barry County. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Our board of directors and senior management have implemented a strategic plan to increase our net interest margin, improve overall earnings and achieve better operational efficiencies. This strategy involves:

    continuing to provide quality personal service to our customers;

    growing and diversifying our loan portfolio;

    reducing our reliance on wholesale and brokered deposits and increasing our level of core deposits, including business accounts;

    maintaining a high level of asset quality and low interest rate risk;

    expanding our banking operations by hiring additional residential loan originators for the Caledonia, Kalamazoo and Middleville, Michigan markets and a commercial loan officer;

NEXT PAGE

    increasing marketing efforts, particularly to reach out to underserved constituencies in our market area;

    selectively emphasizing products and services to provide diversification of revenue sources and to capture our customer's full relationship through cross-selling our loan and deposit products and services to existing customers;

    decreasing operating expenses;

    seeking out alternative sources for residential loan sales and wholesale deposits; and

    borrowing from the Federal Home Loan Bank for interest rate risk management purposes.

This strategic plan has been implemented over the last three years. A critical element of this strategy was the completion of our stock offering on December 22, 2006. We sold a total of 355,352 shares of common stock to investors at $10.00 per share in a subscription and community offering, including the purchase of 28,428 shares by our employee stock ownership plan. After the payment of offering related expenses, we had $2,897,000 in net proceeds, 50% of which was contributed to MainStreet Savings Bank, FSB, and $1,300,000 was used to make a payment on our bank loan. The shares sold in the offering represent 47% of our outstanding shares of common stock. The remaining 400,716 shares of our common stock are owned by MainStreet Financial Corporation, MHC, a federal mutual holding company. We have achieved many of the goals of this strategy but the anticipated increase in earnings has been more than offset by the impact of the flattening interest rate yield curve on our cost of funds. Current efforts to continue to grow the loan portfolio are being frustrated by the interest rate environment, the weak economy in southwest Michigan and the growing competitiveness of the local market. During 2006, we were unable to reduce our reliance on wholesale and brokered deposits because of increased competition and decreased demand for deposits in our market.

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

Allowance for Loan Losses.  We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process,

NEXT PAGE

periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.
Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes.  SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. A valuation allowance is established, if needed, to reduce deferred tax assets to the amount expected to be realized. Our deferred tax assets currently include the expected realizable value of accumulated net operating loss carryforwards. Based on the size of the carryforwards, the carryforward period and management's expectation that MainStreet Financial Corporation will be profitable in the future, management has concluded that no valuation allowance is currently appropriate. If we determine that it is more likely than not that these net deferred tax assets will not be realized, we will be required to establish valuation allowances for our net deferred tax assets, including unused net operating loss carryforwards that have been previously recognized.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change.  The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes.  As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. Despite our efforts to reduce the inherent interest rate risk in our portfolio, the flattening of the yield curve has reduced our net interest margin, eliminating our ability to generate net profits. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are adopted by our board of directors and are implemented by our asset and liability management committee, which is comprised of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The asset and liability management committee

NEXT PAGE

meets regularly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on its review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

    continuing to limit the percentage of long-term fixed-rate loans within our portfolio;

    originating a mix of variable-rate and shorter term fixed-rate loans;

    originating prime-based home equity lines of credit;

    continuing the origination of one- to four-family residential construction loans to prospective owners and developers;

    continuing the origination of consumer loans;

    continuing the origination of commercial loans;

    managing deposit relationships for stability and a lower cost of funds position; and

    using Federal Home Loan Bank advances to align maturities and repricing terms of funding sources with loans.

The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

NEXT PAGE

As illustrated in the table below, which is based on the most recent information available from the OTS, MainStreet Savings Bank, FSB would benefit from a decrease in market rates of interest. Our net portfolio value, or NPV, would be negatively impacted by an increase in interest rates. An increase in rates would negatively impact our NPV as a result of deposit accounts and Federal Home Loan Bank borrowings repricing more rapidly than loans and securities due to the fixed rate nature of a large portion of our loan and security portfolios. As rates rise, the market value of fixed rate assets declines due to both the rate increases and slowing prepayments.

December 31, 2006
Change in Interest Rates in	Net Portfolio Value			NPV
Basis Points	Amount	$ Change	% Change	Ratio %
(Dollars in thousands)
+300 bp	6,026	-3,695	-38%	5.46%
+200 bp	7,371	-2,350	-24%	6.58%
+100 bp	8,633	-1,088	-11%	7.59%
0 bp	9,721	0	0	8.43%
-100 bp	10,526	805	+8%	9.03%
-200 bp	11,136	1,415	+15%	9.45%

Certain assumptions are used to assess the interest rate risk of MainStreet Savings Bank, FSB. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets and liabilities. The assumptions used for loan repayment rates and deposit decay rates were obtained from the OTS based on December 2006 financial information. Although management finds the assumptions used to be reasonable, the interest rate sensitivity of MainStreet Savings Bank, FSB's assets and liabilities and the estimated effects of changes in interest rates on MainStreet Savings Bank, FSB's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

General. Total assets increased by $9.4 million, or 8.9%, to $114.5 million at December 31, 2006, from $105.1 million at December 31, 2005. The increase was primarily a result of a $9.6 million increase in the loan portfolio, as further discussed below. The increase in total assets was funded by the net proceeds of our stock offering and a $17.8 million increase in deposits, which was offset by a $10.6 million decrease in Federal Home Loan Bank borrowings.

Loans. Our loan portfolio increased $9.6 million, or 10.4%, from $91.1 million at December 31, 2005, to $100.7 million at December 31, 2006. This increase consisted of a 15.6% increase in one- to four-family residential mortgages, a 46.5% increase in commercial real estate and business loans and a 0.8% increase in consumer loans, which was offset partially by a 7.3% decrease in home equity lines of credit and a 56.6% decrease in construction and development loans. This continued increase in the portfolio is attributable to our continuing effort to increase our return on earning assets. The increase in capital from the bank loan and our stock offering supported increased loan growth, which was funded primarily by our increase in wholesale deposits.

Allowance for Loan Losses. The allowance for loan losses is maintained to cover losses that are probable and can be estimated on the date of the evaluation in accordance with U.S. generally accepted accounting principles. It is our estimate of probable incurred credit losses in our loan portfolio.

Our methodology for analyzing the allowance for loan losses consists of specific and general components. We stratify the loan portfolio into homogeneous groups of loans that possess similar loss-

NEXT PAGE

potential characteristics and apply an appropriate loss ratio to the homogeneous pools of loans to estimate the probable losses in the loan portfolio. The amount of loan losses in our consumer portfolio is estimated by using historical loss ratios for major loan collateral types adjusted for current factors. We use historical peer group averages for commercial loans, due to the less-seasoned nature of this portion of our loan portfolio. The historical loss experience is generally defined as an average percentage of net loan losses to loans outstanding. A separate valuation of known losses for individual classified large-balance, non-homogeneous loans is also conducted in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114. The allowance for loan losses on individually analyzed loans includes commercial business loans and one- to four-family and commercial real estate loans, where management has concerns about the borrower's ability to repay. Loss estimates include the difference between the current fair value of the collateral and the loan amount due.

Our allowance for loan losses at December 31, 2006, was $538,000, or 0.53% of net loans, compared to $476,000, or 0.52% of net loans, at December 31, 2005. The increase in the allowance for loan losses was due to loan growth and in response to increases in loan delinquencies. The following table is an analysis of the activity in the allowance for loan losses for the periods shown.

	Twelve Months Ended December 31
	2006	2005
Balance at beginning of period	$476,000	$413,000
Provision charged to income	162,000	102,000
Recoveries	27,000	24,000
Charge-offs	(127,000)	(63,000)
Balance at end of period	$538,000	$476,000

Nonperforming loans increased from $79,000 at December 31, 2005, to $1,100,000 at December 31, 2006. Our overall nonperforming loans to total loans ratio increased from 0.09% at December 31, 2005, to 1.07% at December 31, 2006. Our loan delinquencies increased during the year, to $1.8 million, or 1.7% of total loans, at December 31, 2006, primarily as the result of more difficult economic conditions in our market area and borrowers' difficulty in making increased payments due to upward rate adjustments. We expect these trends to continue in 2007. These delinquencies include one large commercial relationship comprised of a $371,000 land development loan, $160,000 residential spec loan, $50,000 commercial line of credit and $8,000 note. In addition, our troubled debt restructurings increased from $275,000 at December 31, 2005, to $326,000 at December 31, 2006. These restructurings were three loans secured by owner-occupied residences. As we increase the number of our consumer loans and commercial business and real estate loans, it is anticipated that increases in delinquencies and net charge-offs would occur. During the first quarter of 2007, another large commercial relationship consisting of residential spec and land development loans totaling approximately $600,000, though not in default, were of concern to us due to credit problems of the borrower at other financial institutions.

Cash and Securities. Our cash and securities portfolio remained substantially the same at December 31, 2006, and December 31, 2005. For liquidity management purposes, our entire securities portfolio is designated as available for sale, and we have substantially all of our securities investments in shorter-term instruments.

Deposits. Total deposits increased by $17.9 million, or 27.4%, to $82.7 million at December 31, 2006, from $64.9 million at December 31, 2005. Time deposits or certificates increased $19.9 million, demand deposits decreased $1.1 million and savings and money market accounts decreased $925,000 during the year. The increase in deposits was attributable to the $22.5 million increase in our wholesale or brokered deposits during the twelve-month period, which were obtained to fund loan growth and to pay off higher cost Federal Home Loan Bank advances. The $2.0 million decrease in transaction and savings accounts is attributable to

NEXT PAGE

our customers reducing their bank account levels for spending needs and the increased competition for deposits in our market.

Borrowings. Federal Home Loan Bank advances decreased $10.6 million, or 33.2%, to $21.4 million at December 31, 2006 from $32.0 million at December 31, 2005. At December 31, 2005, the outstanding balance on our bank loan was $1 million. In February 2006, we drew the remainder of our $2 million bank loan and contributed $500,000 to MainStreet Savings Bank, FSB. In connection with the closing of our stock offering, we made a $1,300,000 payment on our bank loan. The outstanding balance on that loan at December 31, 2006 was $700,000, and the interest rate on the loan at that date was 8.37%. We have incurred operating losses for the last eight quarters, which is a violation of a financial covenant of the loan and an event of default. The change in ownership which resulted from the sale of 47% of the shares of the company in the stock offering is also a violation of a loan covenant and an event of default. Our lender has provided us with a letter indicating that it waives its right to enforce any remedy or remedies with respect to any change in control resulting from the sale of shares in our stock offering. The letter further provides that the lender will refrain and forbear from taking any action to enforce its remedies with respect to the earnings covenant through December 31, 2007. They have indicated a willingness to consider extending the forbearance beyond that date, subject to a review of our financial condition and operations at that time.

Equity. Total equity increased $2.2 million, or 34.4%, to $8.6 million at December 31, 2006, from $6.4 million at December 31, 2005. This increase in equity was primarily due to the completion of our stock offering, which was offset by a net loss of $416,000 for the year.

NEXT PAGE

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at December 31, 2006. Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year ended December 31,
	2006			2005
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$95,415	$6,293	6.60%	$79,096	$5,028	6.36%
Deposits at other institutions	514	25	4.86	348	17	4.89
Mortgage-backed securities	2,179	117	5.39	2,443	100	4.09
Investment securities	---	---	-.--	61	2	3.30
Federal Home Loan Bank stock	1,694	81	4.78	1,468	63	4.29

Total interest-earning assets(1)	99,802	6,516	6.53	83,416	5,210	6.25

Interest-Bearing Liabilities:
Savings deposits	8,655	40	0.46	9,767	44	0.45
Demand and NOW deposits	11,149	127	1.14	12,857	136	1.06
Certificate accounts	49,192	2,161	4.39	31,514	928	2.94
Federal Home Loan Bank advances	27,146	1,454	5.36	27,171	1,156	4.25
Bank loan	1,800	156	8.63	583	34	5.83

Total interest-bearing liabilities	97,950	3,938	4.02	81,892	2,298	2.81

Net interest income		$2,578			$2,912
Net interest rate spread			2.51%			3.44%
Net earning assets	$ 1,852			$ 1,524
Net interest margin			2.58%			3.49%
Average interest-earning assets to average interest-bearing liabilities	101.89%			101.86%
____________________
(1)  Calculated net of deferred loan fees, loan discounts and loans in process.

NEXT PAGE

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended December 31,
	2006 vs. 2005
	Increase (decrease) due to		Total increase
	Volume	Rate	(decrease)
Interest-earning assets:
Loans receivable	$1,070	$195	$1,265
Deposits at other institutions	18	(10)	8
Mortgage-backed securities	(12)	29	17
Investment securities	(2)	-	(2)
Federal Home Loan Bank stock	10	8	18

Total interest-earning assets	1,084	222	1,306

Interest-bearing liabilities:
Savings deposits	(5)	1	(4)
Demand and NOW deposits	(19)	10	(9)
Certificate accounts	657	576	1,233
Federal Home Loan Bank advances	(1)	299	298
Bank loan	99	23	122

Total interest-bearing liabilities	$731	$909	1,640

Net interest income			$ (334)

NEXT PAGE

Comparison of Operating Results for the Years Ended December 31, 2006 and December 31, 2005.

General. We incurred a loss for the year ended December 31, 2006, of $416,000, compared to a net loss of $152,000 for the year ended December 31, 2005, primarily due to the general interest rate environment. The increased net loss in 2006 resulted primarily from our interest expense increasing by $1.6 million or 69.4%, as compared to only a $1.3 million or 25.1% increase in interest income, a $60,000 increase in our provision for loan losses and an increase in our pension expense for the year. In addition, we sold fewer loans during 2006, because we were unable to originate loans in our market at rates that would be attractive to purchasers in the secondary market. As a result, our gain on sale of loans was lower in 2006 than in 2005. Under our current business plan, we expect to experience net losses through the end of 2007.

Interest Income. Interest income increased by $1.3 million or 25.1%, to $6.5 million for 2006 from $5.2 million for the year ended December 31, 2005. The primary reason for the increase in interest income was related to our larger loan portfolio, increased rates charged on commercial and consumer loans and increased market rates on new or repricing loans.

The weighted average yield on loans increased from 6.36% for the year ended December 31, 2005, to 6.60% for the year ended December 31, 2006. The increase was the result of adding new loans to the portfolio that carried higher interest rates, existing adjustable interest rate loans re-pricing to higher interest rates and maturing loans being rewritten at higher interest rates. We anticipate this trend to continue for the shorter term. We expect the flattened yield curve to normalize thereafter, which could result in either a reduction of short-term rates, which will not significantly impact interest income, or higher long-term rates, which will continue this trend. Our interest income should increase as we continue to emphasize commercial and consumer loans. No assurance can be given that the flat yield curve will not continue. Total average interest-earning assets increased $16.4 million from December 31, 2005, to December 31, 2006, due to increased loan demand, and the weighted average yield on interest-earning assets increased 28 basis points from 6.25% to 6.53% during the same period.

Interest Expense. Interest expense increased $1.6 million, or 69.4%, to $3.9 million for 2006 from $2.3 million for 2005. The increase was a result of an increase in the average balance of deposits and an increase in the average rate paid on both deposits and Federal Home Loan Bank advances due to the rising interest rate environment and our increased reliance on wholesale and brokered deposits. Our weighted average cost of interest-bearing liabilities was 4.02% for 2006 compared to 2.80% for 2005. In addition, we paid $156,000 and $34,000, respectively, in interest on the bank loan during the years ended December 31, 2006 and 2005. In addition, our average volume of interest-bearing liabilities increased by $16.1 million, or 19.6%, primarily due to increased certificate accounts.

Interest paid on deposits increased $1.2 million or 106.2% to $2.3 million for the year ended December 31, 2006 from $1.1 million for the year ended December 31, 2005. This reflects higher interest rates generally as well as a relative decrease in lower cost demand accounts and an increase in higher cost wholesale and brokered deposits. Deposits in our local market have been inadequate to meet loan demand in the growing business economy in our market area.

Interest expense on Federal Home Loan Bank advances increased $300,000, or 25.6%, to $1.4 million for the year months ended December 31, 2006, from $1.1 million for the year ended December 31, 2005. The increase resulted from increased rates on the repricing of our advances. The average balance of outstanding Federal Home Loan Bank advances were $27.2 million for the year ended December 31, 2006, and $27.2 million for the year ended December 31, 2005. The weighted average rate of Federal Home Loan Bank advances increased from 4.25% in the 2005 period to 5.36% in the 2006 period.

If the flattened yield curve normalizes with a decrease in short-term rates, our interest expense should decrease. If it normalizes with higher long-term rates, our interest expense will not change significantly.

NEXT PAGE

Net Interest Income. Net interest income decreased $300,000, or 9.9%, to $2.6 million during the year ended December 31, 2006, from $2.9 million for the year ended December 31, 2005. The decrease in net interest income was primarily the result of the overall growth in our balance sheet and an increase in the cost of funds resulting from the continued rising interest rate environment. Our net interest margin was 2.58% for the year ended December 31, 2006, compared to 3.49% for the year ended December 31, 2005.

Provision for Loan Losses. Provisions of $162,000 and $102,000 were made during the year ended December 31, 2006, and the year ended December 31, 2005, respectively. The change in the provision for loan losses during 2006 was primarily attributable to loan growth trends and changes in net charge-offs. During 2006, net loans increased $9.5 million compared to an increase of $18.1 million in 2005. Net charge-offs during 2006 increased to $100,000 from $39,000 in 2005 and the ratio of net charge-offs to average loans increased 5 basis points to 0.10% from 0.05% in 2005. The ratio of non-performing loans to total loans increased from 0.09% at December 31, 2005, compared to 1.07% at December 31, 2006.

Non-interest Income. Non-interest income increased $29,000, or 7.3%, to $428,000 for the year ended December 31, 2006, from $399,000 for the year ended December 31, 2005. This increase in non-interest income was primarily due to increased ATM and savings account fees.

Non-interest Expense. Non-interest expense increased $21,000, or 0.6% during the year ended December 31, 2006. Increases in expenses of $31,000 for premises and equipment and $30,000 for data processing services were offset by decreases of $31,000 in salaries and employee benefits, $8,000 in intangibles amortization from a branch acquisition in 1998 and $14,000 in marketing costs.

Income Tax Expense. We recorded an income tax benefit of $209,000 or 33.5% of our 2006 net loss before taxes, compared to an income tax benefit of $88,000 or 36.6% of our net income before taxes in 2005.

Liquidity and Commitments

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. The consolidated statements of cash flows included in our consolidated financial statements and notes beginning on page F-1 detail cash flows from operating, investing and financing activities.

We completed the closing of our stock offering with the sale of 355,352 shares of common stock to investors on December 22, 2006, at $10.00 per share in a subscription and community offering. After paying $656,000 in offering expenses from the proceeds and paying $1,300,000 on our bank loan, we had $1,597,000 available for our use.

Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity. Further, management is not aware of any current recommendations by regulatory agencies which if they were to be implemented, would have such effect.

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. At December 31, 2006, MainStreet Financial Corporation had $5.9 million in cash and investment securities generally available for its cash needs. MainStreet Savings Bank, FSB's primary sources of funds are deposits (including wholesale and brokered deposits), amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, MainStreet Savings Bank, FSB invests excess funds in short-term interest-

NEXT PAGE

earning assets, which provide liquidity to meet lending requirements. MainStreet Savings Bank, FSB also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. MainStreet Savings Bank, FSB uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund deposit withdrawals and to fund loan commitments. Certificates of deposit scheduled to mature in one year or less at December 31, 2006, totaled $42.5 million. It is management's policy to maintain deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with MainStreet Savings Bank, FSB. In addition, MainStreet Savings Bank, FSB had the ability at December 31, 2006 to borrow an additional $11.4 million from the Federal Home Loan Bank of Indianapolis as a funding source to meet commitments and for liquidity purposes.

Off-Balance Sheet Activities

In the normal course of operations, the Company engages in a variety of financial transactions that are not recorded in our financial statements. These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks. These transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For the year ended December 31, 2006, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

A summary of our off-balance sheet commitments to extend credit at December 31, 2006, is as follows:

Off-balance sheet loan commitments:
Commitments to make loans	$ 719
Undisbursed portion of loans closed	1,816
Unused lines of credit	5,412
Total loan commitments	$7,947

Capital

MainStreet Savings Bank, FSB is subject to minimum capital requirements imposed by the OTS. Based on its capital levels at December 31, 2006, MainStreet Savings Bank, FSB exceeded these requirements as of that date and continue to exceed them as of the date of this report. Our policy is for MainStreet Savings Bank, FSB to maintain a "well-capitalized" status under the capital categories of the OTS. As reflected below, MainStreet Savings Bank, FSB exceeded the minimum capital ratios to be considered well-capitalized by the OTS based on its capital levels at December 31, 2006. See "How We Are Regulated -- Regulatory Capital Requirements," "We Exceed Our Regulatory capital Requirements" and "Business of MainStreet Financial Corporation -- Borrowings."

NEXT PAGE

	Actual		Required for Well-Capitalized Status		Excess
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in thousands)

Tier 1 leverage (core) capital ratio	$7,345	6.5%	$5,662	5.0%	$1,683	1.5%
Tier 1 risk-based capital ratio	7,345	10.5	4,213	6.0	3,132	4.5
Total risk-based capital ratio	7,883	11.2	7,022	10.0	861	1.2
____________________
(1)Ratio is a percent of adjusted total assets of $113.2 million for the Tier 1 leverage capital ratio and a percent of risk-weighted assets of $70.2 million for the Tier 1 and total risk-based capital ratios.

The capital raised in our stock offering increased our regulatory capital levels and ratios. Based upon our existing capital, we believe that we will have sufficient capital to carry out our proposed business plan for three years and to meet any applicable regulatory capital requirements during that period, assuming we can achieve our projected growth in loans and deposits.

Impact of Inflation

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.
Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since these prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Employee compensation, employee benefits and occupancy and equipment costs maybe subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

The Financial Accounting Standard Board ("FASB") recently issued the following accounting standards related to the financial services industry:

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment for FASB Statements No. 133 and 140." SFAS No. 155 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 resolves issues addressed in Statement No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not expect SFAS No. 155 to have a material impact on our financial position or results of operation.

NEXT PAGE

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS No. 156 amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. Statement No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not expect SFAS No. 156 to have a material impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and does not expect it will have a material impact on our financial position or results of operations.

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

NEXT PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
MainStreet Financial Corporation
Hastings, Michigan

We have audited the accompanying consolidated balance sheets of MainStreet Financial Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MainStreet Financial Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Grand Rapids, Michigan
March 22, 2007

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and due from financial institutions	$ 2,407,813	$ 3,332,993
Interest-bearing deposits	1,432,452	324,830
Cash and cash equivalents	3,840,265	3,657,823
Securities available for sale	2,088,393	2,275,193
Loans, net of allowance of $537,667 and $475,962	100,653,114	91,142,917
Federal Home Loan Bank (FHLB) stock	1,589,000	1,725,000
Accrued interest receivable	734,899	493,311
Premises and equipment, net	3,684,203	3,970,301
Intangible assets	1,018,942	1,189,385
Other real estate owned	452,531	410,598
Other assets	482,060	256,791

	$ 114,543,407	$ 105,121,319

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing	$ 6,510,671	$ 6,851,672
Interest-bearing	76,190,622	58,043,155
	82,701,293	64,894,827

FHLB advances	21,400,000	32,000,000
Note payable	700,000	1,000,000
Note Payable ESOP shares	284,280	-
Accrued interest payable	131,411	13,271
Advance payments by borrowers for taxes and insurance	55,894	89,047
Deferred compensation liability	487,688	469,355
Accrued expenses and other liabilities	183,899	241,186
Total liabilities	105,944,465	98,707,686

Commitments and Contingencies (Note 13)

Shareholders' equity
Common stock - $.01 par value, 9,000,000 shares authorized, 756,068 and 1,000 shares issued and outstanding at December 31, 2006 and 2005	7,561	10
Additional paid in capital	2,939,677	49,990
Unearned ESOP	(284,280)	-
Retained earnings	5,948,659	6,375,781
Accumulated other comprehensive income (loss) (net of tax of $6,530 in 2006 and $6,258 in 2005)	(12,675)	(12,148)
	8,598,942	6,413,633

	$ 114,543,407	$ 105,121,319

See accompanying notes to consolidated financial statements.

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006 and 2005

	2006	2005
Interest income
Loans, including related fees	$ 6,292,892	$ 5,028,289
Taxable securities	198,755	164,278
Other	24,807	17,946
	6,516,454	5,210,513

Interest expense
Deposits	2,327,872	1,108,224
FHLB advances	1,454,419	1,155,800
Other	155,874	34,456
	3,938,165	2,298,480

Net interest income	2,578,289	2,912,033

Provision for loan losses	162,000	102,000

Net interest income after provision for loan losses	2,416,289	2,810,033

Noninterest income
Fees and service charges	396,115	338,143
Gain on sale of loans	40,138	63,873
Loss on sale of repossessed assets	(57,212)	(66,803)
Other	49,457	64,178
	428,498	399,391

Noninterest expenses
Salaries and employee benefits	1,705,670	1,736,908
Premises and equipment, net	584,534	553,194
Administrative and general expenses	508,293	520,525
Data processing through service bureau	239,755	209,300
Amortization of intangible assets	170,443	177,980
Regulatory assessments	44,571	40,128
Professional services	120,099	100,185
Advertising and public relations	96,706	110,904
	3,470,071	3,449,124

Income (loss) before income taxes	(625,284)	(239,700)

Federal income tax expense (benefit)	(209,162)	(87,937)

Net income (loss)	$ (416,122)	$ (151,763)

Basic and diluted earnings (loss) per share	$ (21.21)	$ (151.76)

See accompanying notes to consolidated financial statements.

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006 and 2005 and

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
Balance - January 1, 2005	$ 10	$ 49,990	$ 6,611,544	$ -	$ 6,149	$ 6,667,693

Dividends paid	-	-	(84,000)			(84,000)

Net loss	-	-	(151,763)			(151,763)
Change in net unrealized gain/loss on securities available for sale, net of tax	-	-	-		(18,297)	(18,297)
Comprehensive loss	-	-	-		-	(170,060)

Balance - December 31, 2005	10	49,990	6,375,781	-	(12,148)	6,413,633

Dividends paid	-		(11,000)	-	-	(11,000)

Net loss	-		(416,122)	-	-	(416,122)
Change in net unrealized gain/loss on securities available for sale, net of tax	-		-	-	(527)	(527)
Comprehensive loss	-		-	-		(416,649)

Unearned ESOP Shares	-		-	(284,280)	-	(284,280
Sale of 355,352 common shares in the initial public offering	3,554	2,893,684	-	-	-	2,897,238

Issuance of 399,716 common shares to MainStreet Financial corporation, MHC	3,997	(3,997)	-	-	-	-

Balance - December 31, 2006	$ 7,561	$ 2,939,677	$ 5,948,659	$ (284,280)	$ (12,675)	$ 8,598,942

See accompanying notes to consolidated financial statements.

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities
Net income (loss)	$ (416,122)	$ (151,763)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation	279,952	276,534
Amortization, net of accretion
Securities	4,391	7,076
Loans	18,699	19,780
Intangible assets	170,443	177,980
Provision for loan losses	162,000	102,000
Loans originated for sale	(2,992,715)	(4,937,164)
Proceeds from sales of loans originated for sale	3,032,853	5,001,038
Gain on sale of loans	(40,138)	(63,874)
FHLB stock dividends	-	(63,011)
Loss on sale of other real estate owned	57,212	66,803
Change in assets and liabilities
Change in deferred fees and discounts	(8,483)	(40,214)
Accrued interest receivable	(241,588)	(95,652)
Other assets	(118,472)	(408,003)
Accrued interest payable	118,140	3,168
Other liabilities	(38,954)	64,719
Net cash from/(used for) operating activities	(12,782)	(40,583)

Cash flows from investing activities
Activity in available-for-sale securities:
Principal repayments, maturities, and calls	181,609	880,655
Redemption of FHLB stock	136,000	-
Purchase of FHLB stock	-	(260,189)
Loan originations and payments, net	(10,071,800)	(17,873,380)
Sales of other real estate owned	150,565	313,943
Purchases of premises and equipment, net	6,146	(125,118)
Net cash used for investing activities	(9,597,480)	(17,064,089)

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from financing activities
Net change in deposits	$ 17,806,466	$ 6,912,498
Proceeds from Federal Home Loan Bank advances	49,778,000	48,000,000
Repayment of Federal Home Loan Bank advances	(60,378,000)	(38,600,000)
Dividends paid	(11,000)	(84,000)
Draws on note payable	1,000,000	1,000,000
Payments on note payable	(1,300,000)	-
Net proceeds from sale of stock	2,897,238	-
Net cash from/(used for) financing activities	9,792,704	17,228,498

Net change in cash and cash equivalents	182,442	123,826

Cash and cash equivalents at beginning of year	3,657,823	3,533,997

Cash and cash equivalents at end of year	$ 3,840,265	$ 3,657,823

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$ 3,820,025	$ 2,292,352
Taxes	-	-

Supplemental disclosures of noncash activities
Transfer of loans to other real estate	$ 356,234	$ 271,584

See accompanying notes to consolidated financial statements.

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of MainStreet Financial Corporation, its wholly owned subsidiary MainStreet Savings Bank, FSB (the Bank) and the Bank's wholly owned subsidiaries, HSL Services, Inc., an investment services corporation and MainStreet Financial Services, Inc., an investment and insurance corporation, collectively referred to as "the Company". The financial statements do not include the accounts of MainStreet Financial Corporation's parent company, MainStreet Financial Corporation, MHC, which owns 53% of the Company's common stock. Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Barry and Ionia counties of Michigan. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses. Real estate loans are secured by both residential and commercial real estate. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

In December 2006, the Company completed a minority stock offering. MainStreet Financial Corporation, MHC, will retain majority ownership of the Company. The offering raised external capital of $3,554,000, before expenses, through the sale of 47% of the Company's stock. Capital raising costs were deferred and deducted from the proceeds of the shares sold in the offering.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, deferred tax asset valuation and carrying value of intangible assets are particularly subject to change.

Statement of Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Interest-bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as available for sale because they might be sold before maturity. These securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.

Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value, defined as estimated sales value less costs to sell, when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. No valuation allowance has been recorded at December 31, 2006 or 2005. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from five to ten years.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets: Intangible assets, allocated core deposit value and unidentified intangibles related to a branch purchase were recorded at fair value at acquisition and are amortized to expense over their estimated useful lives. Core deposit amortization is being recognized using an accelerated method over 10 years and unidentified intangibles are being amortized using a straight line method over 15 years. These assets are reviewed for impairment when events indicate carrying value may not be recoverable.

Long-Term Assets: Premises and equipment and intangible assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from undiscounted future cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Benefits: The Company provides retirement benefits for eligible full-time employees through contributions to the Financial Institutions Retirement Fund (FIRF), a qualified multiple-employer defined benefit pension fund. The Company's policy is to fund pension costs accrued. Pension expense is based on required contributions to that plan. The Company also sponsors a 401(k) plan and provides matching contributions for a portion of employee 401(k) plan deferrals. 401(k) plan expense is the amount the Company has committed to contribute to match employee contributions for the year.

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which is also recognized as a separate component of equity.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan (ESOP): In conjunction with the offering, the Company formed an ESOP which borrowed $284,280 from a financial institution and acquired $28,428 shares of the Company's stock. The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. No shares were eared by commitments in 2006. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the periods which was 19,618 shares for 2006 and 1,000 for 2005. ESOP shares are considered outstanding for this calculation unless unearned. All ESOP shares were unearned at December 31, 2006. There are currently no potentially dilutive common shares issuable under stock options or other programs. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters at December 31, 2006 or 2005 that will have a material effect on the financial statements.

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards:

FASB Statement No. 158:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end, starting in 2008. The adoption of SFAS 158 had no effect on the Company's financial statements for the year ending December 31, 2006, as the Company's plan is a multiemployer plan.

SAB 108:

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment is recorded in opening retained earnings as of January 1, 2006. The adoption of SAB 108 had no effect on the Company's financial statements for the year ending December 31, 2006.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006
Mortgage-backed securities	$ 1,098,355	$ 6,772	$ 6,517
Mutual fund investment	990,038	-	19,460

	$ 2,088,393	$ 6,772	$ 25,977

2005
Mortgage-backed securities	$ 1,310,977	$ 11,640	$ 12,552
Mutual fund investment	964,216	-	17,493

	$ 2,275,193	$ 11,640	$ 30,045

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SECURITIES (Continued)

Mortgage-backed securities are issued by U.S. Government-sponsored entities. The mutual fund invests primarily in short-term adjustable rate mortgage-backed securities.

There were no sales of securities or mutual fund shares in 2005 or 2006.

Mortgage-backed securities with a carrying value of approximately $1,100,000 and $1,311,000 at December 31, 2006 and 2005 were pledged to secure FHLB advances.

Securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2006
Mortgage-backed	$ -	$ -	$ 501,427	$ (6,517)	$ 501,427	$ (6,517)
Mutual fund	-	-	990,039	(19,460)	990,039	(19,460)
	-	-	$ 1,491,466	$ (25,977)	$ 1,491,466	$ (25,977)

2005
Mortgage-backed	$ 156,201	$ (998)	$ 517,685	$ (11,554)	$ 673,886	$ (12,552)
Mutual fund	-	-	964,216	(17,493)	964,216	(17,493)

	$ 156,201	$ (998)	$ 1,481,901	$ (29,047)	$ 1,638,102	$ (30,045)

No loss has been recognized into income because management has the intent and ability to hold these securities for the foreseeable future. The decline in the fair value is expected to recover as the mortgage-backed securities approach their maturity date or as interest rates change. Management expects the mutual fund unrealized loss to decline once short term interest rates stabilize.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 - LOANS

Loans at year end are summarized as follows:

	2006	2005
Real estate loans secured by:
One-to-four-family residential properties	$ 74,327,622	$ 64,297,569
Home Equity	5,944,061	6,441,853
Construction and development projects	3,691,469	8,381,785
Commercial real estate	12,916,405	8,825,795
Consumer loans	6,110,612	6,063,660
Less:
Loans in process	(1,816,495)	(2,398,674)
Deferred (fees) and costs, net	17,107	6,891
Allowance for loan losses	(537,667)	(475,962)

Loans, net	$ 100,653,114	$ 91,142,917

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of such loans was approximately $2,987,000 and $1,553,000 at December 31, 2006 and 2005.

Activity in the allowance for loan losses is summarized as follows:

	2006	2005
Balance at beginning of period	$ 475,962	$ 412,657
Provision charged to income	162,000	102,000
Recoveries	27,299	24,462
Charge-offs	(127,594)	(63,157)

Balance at end of period	$ 537,667	$ 475,962

Impaired loans, as defined by SFAS No. 114, Accounting by Creditors for Impairment of a Loan were as follows:

	2006	2005
Year-end loans with no allocated allowance for loan losses	$ 371,000	$ -
Year-end loans with allocated allowance for loan losses	-	-

Total	$ 371,000	$ -

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

Nonperforming loans were as follows:

	2006	2005
Loans past due over 90 days still on accrual	$ 568,594	$ -
Nonaccrual loans	531,000	-

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Specific loans secured by one-to-four-family residences with a carrying value of approximately $41,224,000 and $42,211,000 at December 31, 2006 and 2005 were pledged to secure FHLB advances.

NOTE 4 - PREMISES AND EQUIPMENT

A summary of premises and equipment at period end is as follows:

	2006	2005
Land and improvements	$ 705,822	$ 683,215
Buildings	4,059,138	4,065,142
Furniture and equipment	1,920,613	1,959,612
	6,685,573	6,707,969
Accumulated depreciation	(3,001,370)	(2,737,668)
	$ 3,684,203	$ 3,970,301

Depreciation expense was $279,952 and $276,534 for 2006 and 2005.

Operating Leases: The Company leases certain branch properties under operating leases. Rent expense was $49,609 and $39,119 for the for calendar years 2006 and 2005. Firm rent commitments at December 31, 2006, including consideration of termination options and not including renewal options that generally are present, were not significant at December 31, 2006.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 5 - INTANGIBLE ASSETS

	2006		2005
	Carrying Amount	Gross Accumulated Amortization	Carrying Amount	Gross Accumulated Amortization
Amortized intangible assets:
Core deposit intangible	$ 379,957	$ 368,896	$ 379,957	$ 353,511
Other unidentified intangibles	2,327,038	1,319,157	2,327,038	1,164,099

	$ 2,706,995	$ 1,688,053	$ 2,706,995	$ 1,517,610

Aggregate amortization expense was $170,443 and $177,980 for the years ended December 31, 2006 and 2005.

Estimated amortization expense for each of the next five years:

2007	$ 162,907
2008	158,271
2009	155,059
2010	155,059
2011	155,059

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts (including certificates of deposit) with a minimum denomination of $100,000 was approximately $46,642,000 and $26,181,000 at December 31, 2006 and 2005.

Brokered deposits totaled approximately $26,021,000 and $4,710,000 at December 31, 2006 and 2005. At December 31, 2006 and December 31, 2005 brokered deposits had interest rates ranging from 4.50% to 5.50% and 4.05% to 4.60%, respectively. In general, deposit amounts greater than $100,000 are not insured.

At December 31, 2006, the scheduled maturities of certificates of deposits are as follows:

2007	$ 42,527,399
2008	13,474,741
2009	791,917
2010	395,044
2011	106,750
Thereafter	11,022

$ 57,306,873

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 - DEPOSITS (Continued)

Interest expense by deposit type for the period indicated is as follows:

	2006	2005
Savings	$ 40,000	$ 44,000
Demand/NOW	127,000	136,000
Certificates	2,161,000	928,000

	$ 2,328,000	$ 1,108,000

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at December 31, 2006 and 2005 were:

	December 31, 2006			December 31, 2005
	Interest Rate Ranges	Weighted Average Rate	Balance	Interest Rate Ranges	Weighted Average Rate	Balance
Advances maturing and payments due in calendar year:
2006	-	-	$ -	3.90 to 4.18%	4.05	$ 20,600,000
2007	5.22 to 5.95%	5.34	12,000,000	5.95	5.95	2,000,000
2008	5.27 to 5.53	5.34	7,000,000	5.27 to 5.53	5.34	7,000,000
2010	4.98	4.98	2,400,000	4.98	4.98	2,400,000

			$ 21,400,000			$ 32,000,000

All advances require monthly interest payments and are due, in full, at maturity. At December 31, 2006, all advances are fixed rate.

Certain FHLB advances have put features that allow the FHLB to change the advance to variable rate, at its option. If that option is exercised, the Bank may repay the advance without penalty. Advances with such put features had a balance of $11,400,000 at December 31, 2006 and 2005.

FHLB advances are collateralized by specific securities and loans held by the FHLB. Prepayment of the advances is subject to the provisions, conditions and penalties of the credit policy of the Federal Home Loan Bank of Indianapolis.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 - EMPLOYEE BENEFITS

Participation in the Financial Institutions Retirement Fund includes all eligible employees. To be eligible, an employee must be at least 21 years old and work at least 1,000 hours over the prior year. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated.

Plan contributions for the years ended December 31, 2006 and 2005 were $172,205 and $124,866, respectively.

Upon withdrawal from the plan, the Company would be required to continue to fund its share of the plan's unfunded vested benefits, if any. The Company, however, has no present intention of withdrawing from the plan.

The Company also sponsors a 401(k) plan that covers substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 50% of employee contributions. The Company's contributions for the years ended December 31, 2006 and 2005 were $24,504 and $26,866, respectively.

The Company also sponsors a deferred compensation plan that is available to senior officers and directors. Plan participants who elect to defer a portion of their salary receive interest on the amount deferred at prevailing two-year certificate of deposit interest rates. Expense related to the plan was $18,333 and $15,712 for the years ended December 31, 2006 and 2005.

NOTE 9 - ESOP PLAN

Employees participate in an Employee Stock Option Plan (ESOP). The ESOP borrowed $284,280 from another financial institution to purchase 28,428 shares of stock in the initial public offering at $10 per share. The Company makes discretionary contributions to the ESOP and may pay dividends on unallocated shares to the ESOP. The ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts.

Participants receive the shares at the end of employment. A participant may require stock received to be repurchased unless the stock is traded on an established market.

There were no contributions to the ESOP during 2006 and no shares earned.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 9 - ESOP PLAN (Continued)

Shares held by the ESOP we as follows:

	2006	2005
Allocated to participants	-	-
Unearned	28,428	-

Total ESOP shares	28,428	-

Fair value of unearned shares	$ 312,708	$ 0

The ESOP was funded by a loan from another financial institution and is guaranteed by the Company. The loan requires the Company to achieve certain financial covenants, which, if not achieved could allow the lender to accelerate collection of the loan. As of December 31, 2006, the Company was not in compliance with certain covenants, but the lender has agreed to waive acceleration of loan collection.

NOTE 10 - FEDERAL INCOME TAXES

The provision for federal taxes consists of the following:

	2006	2005
Current	$ (5,774)	$ (4,155)
Deferred	(203,388)	(83,782)

	$ (209,162)	$ (87,937)

The provision (benefit) for federal income taxes differs from that computed at the statutory corporate tax rate of 34% as follows:

	2006	2005
Tax expense (benefit) at statutory rate	$ (212,597)	$ (81,498)
Other	3,435	(6,439)

	$ (209,162)	$ (87,937)

Effective rate	34%	37%

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 10 - FEDERAL INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2006	2005
Deferred tax assets
Acquisition intangibles	$47,570	$ 50,989
Allowance for loan losses	189,152	166,379
Deferred compensation	165,814	159,581
Net operating loss carry-forward	253,018	109,977
Unrealized loss on securities available for sale	6,530	6,258
Other	18,679	8,931
	680,763	502,115

Deferred tax liabilities
FHLB dividends	49,661	53,584
Accumulated depreciation	187,491	218,311
Deferred loan costs	5,816	2,343
	242,968	274,238

Net deferred tax asset	$ 437,795	$ 227,877

At year-end 2006 and 2005, the Company had net operating loss carryforwards of $745,000 and $323,000. The net operating losses may be carried forward for 20 years and begin expiring in 2021. No valuation allowance was deemed needed for deferred tax assets at December 31, 2006 or 2005.

Retained earnings at December 31, 2006 and 2005 include approximately $1,882,000 for which no federal income tax liability has been recorded. This amount represents an allocation of income to bad debt deductions for tax purposes alone. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax. The unrecorded deferred tax liability on the above amounts was approximately $640,000.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 11 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2006 were as follows:

Beginning balance	$ 1,524,965
New loans	3,417,487
Repayments	(1,519,089)
Loans Sold	(1,525,345)

Ending balance	$ 1,898,018

Deposits from principal officers, directors, and their affiliates at year-end 2006 and 2005 were approximately $649,000 and $973,000.

NOTE 12 - CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2006, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital levels (in thousands) and minimum required levels were:

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 12 - CAPITAL REQUIREMENTS (Continued)

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
December 31, 2006
Total adjusted capital (to risk weighted assets)	$ 7,883	11.2%	$ 5,617	8.0%	$ 7,022	10.0%
Tier 1 (core) capital (to risk weighted assets);	7,345	10.5	N/A	N/A	4,213	6.0
Tier 1 (core) capital (to adjusted total assets)	7,345	6.5	4,529	4.0	5,662	5.0
Tangible capital (to adjusted total assets)	7,345	6.5	1,698	1.5	N/A	N/A
December 31, 2005
Total adjusted capital (to risk weighted assets)	$ 6,513	10.0%	$ 5,197	8.0%	$ 6,496	10.0%
Tier 1 (core) capital (to risk weighted assets)	6,037	9.3	N/A	N/A	3,898	6.0
Tier 1 (core) capital (to adjusted total assets)	6,037	5.8	4,156	4.0	5,196	5.0
Tangible capital (to adjusted total assets)	6,037	5.8	1,559	1.5	N/A	N/A

The Qualified Thrift Lender (QTL) test requires 65% of assets be maintained in housing-related finance and other specified assets. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter. It is management's opinion that the QTL test was met as of December 31, 2006 and 2005.

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount and terms of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

As of December 31, 2006 and 2005, the Company had the following:

	2006	2005
Commitments to make loans	$ 719,000	$ 2,096,000
Unused lines of credit	5,412,000	5,210,000
Loans in process	1,816,000	2,399,000

Fixed rate loan commitments as of December 31, 2006 and 2005 were $689,000 and $2,096,000. These commitments had interest rates ranging from 6.13% to 8.38% at December 31, 2006 (5.13% to 8.25% at December 31, 2005) and maturities ranging from 3 years to 30 years at December 31, 2006 (9 months to 7 years at December 31, 2005). Variable rate loan commitments are at market rates and were $30,000 and $0 at December 31, 2006 and 2005.

Since certain commitments to make loans and fund loans in process expire without being used, the amount does not necessarily represent future cash commitments. Commitment periods are generally for 45 days. No losses are anticipated as a result of these transactions.

NOTE 14 - OTHER COMPREHENSIVE INCOME (LOSS)

	2006	2005
Unrealized holding gains (losses) on available for sale securities	$ (800)	$ (27,723)
Reclassification adjustments for (gains) and losses later recognized	-	-
Net unrealized gain (loss)	(800)	(27,723)
Income tax expense (benefit)	273	9,426

Other comprehensive income (loss)	$ (527)	$ (18,297)

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments (in thousands) were as follows:

	2006	2005
	Carrying Amount		Fair Value
Financial assets
Cash and cash equivalents	$ 3,840	$ 3,840	$ 3,658	$ 3,658
Securities	2,088	2,088	2,275	2,275
Loans, net	100,653	99,712	91,143	90,644
FHLB stock	1,589	1,589	1,725	1,725
Accrued interest receivable	735	735	493	493

Financial liabilities
Deposits	$ 82,701	$ 82,593	$ 64,888	$ 64,630
FHLB advances	21,400	21,440	32,000	32,131
Notes payable	984	984	1,000	1,000
Accrued interest payable	131	131	13	13

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 16 - NOTE PAYABLE

On June 15, 2005, the Company obtained a $2,000,000 line of credit from a commercial bank. The loan matures on June 15, 2010, requires quarterly interest payments at a rate of 3% over three-month LIBOR and is secured by a pledge of the Bank's common stock. The loan agreement contains certain financial covenants which, if not achieved, could allow the lender to accelerate repayment of the loan. As of December 31, 2006 the principal balance of the line of credit was $700,000.

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 16 - NOTE PAYABLE (Continued)

At December 31, 2006, the Company was not in compliance with certain of these covenants, yet the lender has agreed not to accelerate collection of the loan.

In accordance with generally accepted accounting principles, the financial statements also include the ESOP note payable which represents an obligation of the Company's Employee Stock Ownership Plan but is guaranteed by the Company. See Note 9 for additional information regarding this obligation.

NOTE 17 - CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS

	2006	2005
ASSETS
Cash and cash equivalents	$ 723,461	$ 89,388
Investment in Bank subsidiary	8,839,846	7,327,911
Other assets	69,265	15,059

Total assets	$ 9,632,572	$ 7,432,358

LIABILITIES AND SHAREHOLDERS' EQUITY
Note payable	$ 700,000	$ 1,000,000
Note payable - ESOP shares	284,280	-
Other liabilities	49,350	18,725
Total liabilities	1,033,630	1,018,725

Shareholders' equity	8,598,942	6,413,633

Total liabilities and shareholders' equity	$ 9,632,572	$ 7,432,358

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 17 - CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
(Continued)

CONDENSED STATEMENTS OF INCOME

	2006	2005
Income
Interest income	$ 8,510	$ 722

Expense
Interest expense	155,874	34,456
Other expense	15,429	13,501
Total expense	171,303	47,957

Loss before income tax and equity in undistributed net income of subsidiaries	(162,793)	(47,235)

Equity in undistributed net income/(loss) of subsidiary	(307,536)	(119,585)

Income (loss) before income tax benefit	(470,329)	(166,820)

Income tax benefit (expense)	54,207	15,057

Net income	$ (416,122)	$ (151,763)

(Continued)

NEXT PAGE

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 17 - CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005
Cash flows from operating activities
Net income (loss)	$ (416,122)	$ (151,763)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in loss of subsidiary	307,536	119,585
(Increase) decrease in other assets	(54,206)	(15,058)
Increase (decrease) in other liabilities	30,625	18,724
Net cash used for operating activities	(132,167)	(28,512)

Cash flows from investing activities
Investment in subsidiary	(1,819,998)	(848,100)
Net cash used for investing activities	(1,819,998)	(848,100)

Cash flows from financing activities
Proceeds from stock offering	2,897,238	-
Draws on note payable	1,000,000	1,000,000
Payments on Note Payable	(1,300,000)	-
Cash dividends paid	(11,000)	(84,000)
Net cash from financing activities	2,586,238	916,000

Net change in cash and cash equivalents	634,073	39,388

Cash and cash equivalents at beginning of year	89,388	50,000

Cash and cash equivalents at end of year	$ 723,461	$ 89,388