Form 10-K, Exhibit 13
period 2007-12-31
MAINSTREET FINANCIAL CORP
filed 2008-03-31
CIK 1375017

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2007 MAINSTREET FINANCIAL CORPORATION 629 West State Street, Hastings Michigan 49058-1643 (269) 945-9561 www.mainstreetsavingsbank.com

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

A Message from the President

Dear Fellow Shareholders:

As we enter 2008, we continue to be very frustrated with the stagnant Michigan economy and its impact on our operations.  However, we are grateful that the flat interest rate yield curve that appeared in 2004, and subsequently persisted for an unprecedented length of time, finally started to normalize in late 2007, as short term rates began to decline.  Short term rates have continued to decline in 2008 due to aggressive actions by the Federal Reserve Board of Governors.  During 2006 and 2007 the impact on the Bank of both the flat yield curve and the stagnant economy was dramatic in terms of increased cost of funds reducing net interest margin, minimal new business opportunities and increased loan delinquencies and losses.  Before the yield curve began to normalize, the Bank’s average cost of funds had more than doubled.  At the same time, interest rates on new loans remained very close to historic lows.

The normalization of the interest rate yield curve to a more traditional, positive, slope is favorably impacting the Bank’s net interest margin.  However, the ongoing weakness of the Michigan economy and the very weak housing market still frustrate new business development efforts and make it unlikely we will to continue to experience high loan delinquency levels in 2008.  We remain hopeful that the traditional strength of the southwest Michigan market will eventually produce an economic recovery that will reinvigorate our primary market area, stabilize property values and increase lending opportunities with both new and existing customers.

We continue to be proud of the heritage and reputation of our sole subsidiary, MainStreet Savings Bank.  It is an organization built on providing very high quality customer service and the financial products and services expected from a true “community” bank.  We say with pride “It’s How We Bank Here”.

We appreciate your patience, understanding and support as we work through these challenging times.

Sincerely,

/s/ David L. Hatfield

David L. Hatfield
President, Chief Executive Officer
  and Director

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary information presented below under “Selected Financial Condition Data” and “Selected Operations Data” for, and as of the end of, each of the years ended December 31, 2007, 2006, 2005 and 2004 is derived from our audited financial statements.  The following information is only a summary, and you should read it in conjunction with our audited financial statements and notes beginning page F-1.

	At December 31,
	2007	2006	2005
	(In thousands)
Selected Balance Sheet Data:
Total assets	$115,028	$114,543	$105,121
Loans, net	100,150	100,653	91,143
Securities available for sale, at fair value	1,924	2,088	2,275
Federal Home Loan Bank stock	1,589	1,589	1,725
Deposits	79,405	82,701	64,895
Federal Home Loan Bank advances	26,400	21,400	32,000
Other borrowings	700	700	1,000
Equity	7,154	8,599	6,414

	For the year ended December 31,
	2007	2006	2005
	(In thousands)
Selected Operations Data:

Total interest income	$6,888	$6,516	$5,211
Total interest expense	4,377	3,938	2,298
Net interest income	2,511	2,578	2,913
Provision for loan losses	258	162	102
Net interest income after provision for loan losses	2,253	2,416	2,811
Fees and service charges	389	396	338
Gain on sales of loans	22	40	64
Gain (loss) on sale of repossessed assets	49	(57)	(67)
Other non-interest income	31	49	64
Total non-interest income	491	428	399
Total non-interest expense	3,653	3,469	3,450
Income (loss) before taxes	(909)	(625)	(240)
Income tax expense (benefit)	437	(209)	(88)
Net income (loss)	$(1,346)	$(416)	$(152)

	For the year ended December 31,
	2007	2006	2005

Selected Financial Ratios and Other Data:

Performance ratios:
Return on assets (ratio of net income to average total assets)	(1.20)%	(0.39)%	(0.16)%
Return on equity (ratio of net income to average equity)	(19.99)%	(5.34)%	(2.30)%

Interest rate spread information
Average during period	2.38%	2.56%	3.19%
Net interest margin(1)	2.45%	2.58%	3.49%
Non-interest income to operating revenue	19.57%	16.31%	13.70%
Operating expense to average total assets	3.25%	3.26%	3.67%
Average interest-earning assets to average interest-bearing liabilities	101.42%	101.89%	101.86%
Efficiency ratio(2)	121.68%	115.40%	104.17%

Asset quality ratios:
Non-performing assets to total assets at end of period	2.56%	1.65%	0.74%
Non-performing loans to total loans	2.02%	1.07%	0.09%
Allowance for loan losses to non-performing loans	25.02%	48.91%	602.53%
Allowance for loan losses to loans receivable, net	0.51%	0.53%	0.52%
Net charge-offs to average loans outstanding	0.30%	0.10%	0.05%

Capital Ratios:
Equity to total assets at end of period	6.23%	7.51%	6.10%
Average equity to average assets	5.99%	7.22%	6.88%

Other data:
Number of full service offices	3	3	3
____________________ (1)Net interest income divided by average interest-earning assets. (2)Total non-interest expense as a percentage of net interest income and total other non-interest income.

MAINSTREET FINANCIAL CORPORATION
CORPORATE INFORMATION

MainStreet Financial Corporation is incorporated under federal law to hold all of the stock of MainStreet Savings Bank, FSB and is subject to regulation by the OTS as a savings association holding company.  Our principal business is operating our wholly owned subsidiary, MainStreet Savings Bank, FSB. At December 31, 2007, our principal assets, on an unconsolidated basis, were all of the outstanding shares of common stock of MainStreet Savings Bank, FSB and $100,000 in cash, and we had a $700,000 loan from a commercial bank.  In addition, our employee stock ownership plan has a $256,000 loan from the same bank.  Our principal executive offices are located at 629 W. State Street, Hastings, Michigan 49058-1643 and our telephone number is (269) 945-9561.

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

David L. Hatfield
President and Chief Executive Officer
James R. Toburen
Senior Vice President, Treasurer and Chief
       Financial Officer
Melody K. Bowman
Senior Vice President, Real Estate and ConsumerLending
Sandra K. Nichols
Senior Vice President, Operations and InformationTechnology and Secretary
Patricia L. Woods
 Senior Vice President, Branch and DepositServicing Operations

Independent Auditors Crowe Chizek and Company LLC 55 Campau Avenue, N.W. Suite 300 Grand Rapids, MI 49503-2642	Special Counsel Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007

MAINSTREET FINANCIAL CORPORATION
SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Shareholders of MainStreet Financial Corporation will be held at our main office located at 629 W. State Street, Hastings, Michigan 49058-1643, on May 20, 2008, at 7:00 p.m. local time.

Annual And Other Reports

A copy of our Annual Report on Form 10-KSB for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting James R. Toburen, MainStreet Financial Corporation, 629 W. State Street, Hastings, Michigan 49058-1643.

Price Range Of Common Stock and Dividends	High	Low	Dividends
Fiscal 2007
First Quarter	$11.00	$9.65	None
Second Quarter	$10.00	$9.25	None
Third Quarter	$ 9.40	$9.01	None
Fourth Quarter	$ 9.25	$5.55	None

	High	Low	Dividends
Fiscal 2006
First Quarter	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A
Fourth Quarter	$11.00	$10.00	None

Our stock offering closed on December 22, 2006 at a price of $10.00 per share, so pricing information is available from that date forward. Except for the original issuance price of $10.00 per share, our stock price reflects the high and low bid information for each period.  The stock price information set forth in the table above was provided by the Yahoo Finance System and is based on OTC quotations.  The closing price of our common stock on March 14, 2008 was $6.20.

Our board of directors currently does not intend to pay cash dividends on its common stock, and no assurances can be given that any dividends will be paid in the future.

Shares Outstanding

At March 14, 2008 there were 756,068 shares of MainStreet Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were approximately 111  holders of record.

Stockholders and General Inquiries

MainStreet Financial Corporation files an annual report on Form 10-KSB and three quarterly reports on Form 10-QSB (or, effective in 2008, Form 10-Q) with the Securities and Exchange Commission.  Copies of these forms are available by request and at www. sec.gov in EDGAR filings.  Requests for these reports, as well as inquiries from shareholders, analysts and others seeking information about MainStreet Financial Corporation should be directed to James R. Toburen, Senior Vice President, at 629 W. State Street, Hastings, Michigan 49058-1643, telephone (269) 945-9561.

Stock Listing

MainStreet Financial Corporation common stock is traded on the OTC Bulletin Board under the symbol "MSFN.OB."

Transfer Agent

Shareholders should direct inquiries concerning their stock, including requests to change name, address or ownership or consolidate accounts and reports of  lost certificates to our transfer agent at 800-368-5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ  07016
(800) 368-5948

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and Recent Regulatory Matters

In 2007 and 2006, the Company’s earnings were negatively impacted by rising short-term interest rates, which had increased interest expense through mid-year, the flat yield curve, which reduced interest margins, and the slower economy in southwest Michigan, which significantly reduced loan demand and increased loan delinquencies and associated losses.  We have continued to experience operating losses in 2007, which has reduced our capital.  Our net loss of $1,345,543 for the year ended December 31, 2007 includes tax expense of $436,585 to establish a valuation allowance at year-end to reduce our net deferred tax asset to zero.  The remainder of the net loss for 2007 is largely attributable to the continuing slowdown in the Michigan economy and the flat yield curve.  This declining economy has caused an increase in our non-performing assets.

Primarily as a result of the continuing operating losses, our subsidiary, MainStreet Savings Bank, FSB (the “Bank’) received a letter from the OTS dated February 5, 2008, stating that the Bank is deemed to be in troubled condition, and, as a result, is subject to specified operating restrictions.  These operating restrictions provide that: (1) the Bank must limit its quarterly asset growth to net interest credited on deposit liabilities during the quarter (unless additional asset growth is permitted by the OTS); (2) the Bank must obtain prior OTS approval prior to appointing any new director or senior executive officer; (3) the Bank’s ability to enter into certain severance agreements or make certain severance payments is limited by 12 C.F.R. § 359; (4) the Bank must receive OTS approval of any new, renewed or amended arrangements providing compensation or benefits to its directors and officers; (5) the Bank must obtain OTS approval of all third-party contracts outside the normal course of business; and (6) the Bank must provide the OTS with 30-days notice of all proposed transactions with affiliates.

On March 18, 2008, the OTS asked the Bank to enter into a supervisory agreement to address the OTS’s concerns regarding the financial condition of the Bank.  Among other things, the supervisory agreement would require the Bank to: (1) prepare and submit a three-year business plan; (2) revise its liquidity management policy; (3) enhance compliance training; (4) prepare and submit quarterly reports on classified assets; and (4) continue to abide by the limits in the February 5, 2008 “troubled condition” letter.  The Bank is discussing the provisions of the proposed supervisory agreement with its counsel and the OTS, and it expects that it will enter into a supervisory agreement with the OTS early in the second quarter.

General

Our results of operations depend primarily on our net interest income.  Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits and borrowings.  Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense.  As a result of the slower economy in southwest Michigan in 2007 and 2006, and higher interest rates generally, loan originations have decreased.  Non-interest income consists primarily of service charges on deposit accounts, transaction fees and commissions from investment services.  Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising and other costs.  Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Our net interest income may be affected by market interest rate changes.  Increases in loan rates generally reduce loan demand.  In addition, a portion of our loan portfolio is tied to the prime rate and adjusts immediately when this rate adjusts.  Increases in short-term interest rates in 2007 and 2006 as a result of increases in the Federal Funds rate by the Board of Governors of the Federal Reserve System, without a corresponding increase in long-term interest rates, resulted in an increase in interest expense and reduction in net interest income.  Short-term interest rates declined slightly in the last two quarters of 2007, stabilizing net interest income.  Prior to the third quarter of 2007, our cost of funds increased faster than our yield on loans and investments, due to the longer-term nature of our interest-earning assets and the flat yield curve.  As a result, our net interest margin decreased.

We have implemented strategies to reduce this negative impact on our net interest margin and earnings; however they have not been sufficient to achieve profitability.  A majority of our fixed-rate one- to four-family residential mortgages in portfolio are five- to seven-year balloon loans with up to 30-year amortization schedules.  As a result, approximately 13% of our residential mortgage loan portfolio matures or reprices annually.  We only originate fixed-rate residential mortgages for sale under commitments to purchase in place prior to the origination of the mortgages.  Prior to 2006, we increased our emphasis on construction or development, consumer and commercial lending as well, because these loans generally have shorter terms and higher interest rates than mortgage loans.  However, loans for land development and speculative construction have been reduced in 2007 and 2006 due to the depressed real estate market in southwest Michigan.  To the extent we increase our investment in construction or development, consumer and commercial loans, which are considered to entail greater credit risks than one- to four-family residential loans, our provision for loan losses may increase, which will cause a reduction in our income.

Recently, the rates on Federal Home Loan Bank advances have decreased, making the cost of these borrowings lower than the cost of wholesale deposits.  As a result, we increased our Federal Home Loan Bank advances during the last two quarters of 2007, rather than renew higher rate wholesale deposits in an effort to reduce our interest expense.

Our results of operations also are affected by our provision for loan losses.  The allowance for loan losses has decreased to $508,000 at December 31, 2007 from $538,000 at December 31, 2006.  The decrease is the result of a provision for loan losses during the year ended December 31, 2007 of $258,000 and recoveries of $56,000, less charge offs of $344,000.  The provision during the year ended December 31, 2006 was $162,000.  The gross charge-offs of $344,000 for the year ended December 31, 2007 compared to $127,000 for the year ended December 31, 2006 and included $94,000 of prior years’ interest on two land development loans, two residential construction loans to developers and three residential mortgage loans that were moved to non-accrual status during 2007.  The balance was attributable to incurred losses relating to twenty consumer loans, five residential mortgage loans, two residential construction loans to developers and one commercial line of credit based on management’s assessment of the liquidation value of the collateral securing these loans.  Although the allowance declined by $30,000 from December 31, 2006 to December 31, 2007, management believes the allowance at December 31, 2007 is adequate given the collateralization of delinquent and non-performing loans.

Forward-Looking Statements

This report contains certain ‘forward-looking statements’ that may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” or “estimated.”  Our financial condition, results of operations and business are subject to various factors that could cause actual results to differ materially from these estimates.  These factors include, but are not limited to, general and local economic conditions, changes in interest rates (particularly the relationship of short-term rates to long-term rates), deposit flows, demand for mortgage, consumer and other loans, real estate values, local levels of unemployment and underemployment, competition, changes in accounting principles, policies or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.  Our ability to predict results or the actual effect of future plans or strategies is uncertain.   We do not undertake, and specifically disclaim, any obligation to publicaly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Evolution of Business Strategy

Our business strategy is dedicated to serving the needs of our customers and local market.  We strive to be one of the primary financial institutions in Barry County, which is reflected in our ranking as a leading residential mortgage originator in Hastings and one of the top five originators in Barry County.  We also have the second largest deposit market share among banks and savings institutions in Barry County.  We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services.  We intend to continue to operate as a commercial and consumer lender.  We have structured operations around knowledgeable and well-trained employees.  We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Following our mutual holding company reorganization, our board of directors and senior management attempted to implement a strategic plan to increase our net interest margin, improve overall earnings and achieve better operational efficiencies.  This strategy involved:

•	continuing to provide quality personal service to our customers;

•	growing and diversifying our loan portfolio;

•	reducing our reliance on wholesale and brokered deposits and increasing our level of core deposits, including business accounts;

•	attempting to maintain a high level of asset quality and low interest rate risk.

•	expanding our banking operations by hiring additional residential loan originators for the Caledonia, Kalamazoo and Middleville, Michigan markets and a commercial loan officer;

•	increasing marketing efforts, particularly to reach out to underserved constituencies in our market area;

•
selectively emphasizing products and services to provide diversification of revenue sources and to capture our customer’s full relationship through cross-selling our loan and deposit products and services to existing customers;

•	attempting to decrease operating expenses;

•	seeking out alternative sources for residential loan sales and wholesale deposits; and

•	borrowing from the Federal Home Loan Bank for interest rate risk management purposes.

This strategic plan has been implemented over the last four years.  A critical element of this strategy was the completion of our stock offering on December 22, 2006.  We sold a total of 355,352 shares of common stock to investors at $10.00 per share in a subscription and community offering, including the purchase of 28,428 shares by our employee stock ownership plan.   After the payment of offering related expenses, we had $2,897,000 in net proceeds, 50% of which was contributed to MainStreet Savings Bank, FSB, and $1,300,000 was used to make a payment on our bank loan.  The shares sold in the offering represented 47% of our outstanding shares of common stock.  The remaining 400,716 shares of our common stock are owned by MainStreet Financial Corporation, MHC, a federal mutual holding company.

We have achieved some of the other goals of this strategy but the anticipated increase in earnings has been more than offset by the impact of the flattening interest rate yield curve on our cost of funds.  In addition, we continued initiatives to improve our net interest margin and attract core deposits.   Current efforts to continue to grow the loan portfolio are being frustrated by the interest rate environment, the weak economy in southwest Michigan and the growing competitiveness of the local market.  Our ability to grow is now limited by regulatory constraints imposed by the OTS.  During 2007, we were able to reduce our reliance on wholesale and brokered deposits because of access to lower cost Federal Home Loan Bank advances.

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

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements.  The allowance for loan losses represents management’s estimate of loan losses in the loan portfolio.  Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of losses in the loan portfolio.  While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic and other conditions.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses.  These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower’s ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt.  If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment.  Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Subsequent recoveries are credited to the allowance for loan losses.  Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement.  Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. SFAS No.  109, “Accounting for Income Taxes,” requires the asset and liability approach for financial accounting and reporting for deferred income taxes.  We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences.  During 2007 we concluded, based on higher than expected operating losses and a difficult operating environment, that a valuation allowance should be established to reduce our net deferred tax asset at December 31, 2007 to zero.  This non-cash charge increased our net loss for the year ended December 31, 2007 by $437,000 and decreased shareholders’ equity but does not affect our regulatory capital, because net deferred tax assets not supported by taxes paid and recoverable are not included in regulatory capital.

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

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk.  These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities.  These policies are adopted by our board of directors and are implemented by our asset and liability management committee, which is comprised of senior management.  The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements.  The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals.  Senior managers oversee the process on a daily basis.  The asset and liability management committee meets regularly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value.  The committee also recommends strategy changes, as appropriate, based on its review.  The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

•	continuing to limit the percentage of long-term fixed-rate loans within our portfolio;

•	originating a mix of variable-rate and shorter term fixed-rate loans;

•	originating prime-based home equity lines of credit;

•	continuing the origination of one- to four-family residential construction loans to prospective owners and developers;

•	continuing the origination of consumer loans;

•	continuing the origination of commercial loans;

•	managing deposit relationships for stability and a lower cost of funds position; and

•	using Federal Home Loan Bank advances to align maturities and repricing terms of funding sources with loans.

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

December 31, 2007
Change in Interest Rates in	Net Portfolio Value			NPV
Basis Points	Amount	$ Change	% Change	Ratio %
(Dollars in thousands)
+300 bp	5,810	-2,490	-30%	5.17%
+200 bp	6,828	-1,472	-18%	6.00%
+100 bp	7,682	-618	-7%	6.67%
0 bp	8,300	---	---	7.13%
-100 bp	8,683	383	+5%	7.40%
-200 bp	8,888	588	+7%	7.53%

Certain assumptions are used to assess the interest rate risk of MainStreet Savings Bank, FSB.  These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets and liabilities.  The assumptions used for loan repayment rates and deposit decay rates were obtained from the OTS based on December 2007 financial information.  Although management finds the assumptions used to be reasonable, the interest rate sensitivity of MainStreet Savings Bank, FSB’s assets and liabilities and the estimated effects of changes in interest rates on MainStreet Savings Bank, FSB’s net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

Despite our efforts to reduce the inherent interest rate risk in our portfolio, the flattening of the yield curve has reduced our net interest margin, eliminating our ability to generate net profits.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

General.  Total assets increased by $485,000, or 0.4%, to $115.0 million at December 31, 2007, from $114.5 million at December 31, 2006.  The increase was primarily the result of a $1.4 million increase in cash and cash equivalents and a $450,000 increase in other real estate owned, which was offset, in part, by decreases of $164,000 in investment securities, $503,000 in loans, $126,000 in premises and equipment, $163,000 in intangible assets and $218,000 in other assets.  The increase in total assets was funded by a $5.0 million increase in Federal Home Loan Bank borrowings, which was offset by a $3.3 million decrease in deposits.

Cash and Securities.  Our cash and securities portfolio increased $1.2 million or 19.7% to $7.1 million at December 31, 2007, compared to $5.9 million at December 31, 2006.  Cash and securities were 6.2% and 5.2% of total assets at December 31, 2007, and December 31, 2006, respectively.  Consistent with our current liquidity strategy to maintain higher levels of available funds to meet expenses and commitments, our entire securities portfolio is designated as available for sale, and we have substantially all of our securities investments in shorter-term instruments.  See “-Liquidity and Commitments.”

Loans.  Our loan portfolio decreased $503,000, or 0.50%, from $100.7 million at December 31, 2006, to $100.2 million at December 31, 2007.  This decrease consisted of a 0.18% increase in one- to four-family residential mortgages, a 0.37% decrease in commercial real estate and business loans, a 1.02% increase in consumer loans, a 7.87% decrease in home equity lines of credit and a 44.35% decrease in construction and development loans.  The slower economy in southwest Michigan has significantly reduced loan demand.  Additionally, new competitors in our primary market are pursuing new lending opportunities with aggressive pricing.

Allowance for Loan Losses.  The allowance for loan losses is maintained to cover losses that are probable and can be estimated on the date of the evaluation in accordance with U.S. generally accepted accounting principles.  It is our estimate of probable incurred credit losses in our loan portfolio.

Our methodology for analyzing the allowance for loan losses consists of specific and general components.  We stratify the loan portfolio into homogeneous groups of loans that possess similar loss-potential characteristics and apply an appropriate loss ratio to the homogeneous pools of loans to estimate the probable losses in the loan portfolio.  The amount of loan losses in our consumer portfolio is estimated by using historical loss ratios for major loan collateral types adjusted for current factors.  We use historical peer group averages for commercial loans, due to the less-seasoned nature of this portion of our loan portfolio.  The historical loss experience is generally defined as an average percentage of net loan losses to loans outstanding.  A separate valuation of known losses for individual classified large-balance, non-homogeneous loans is also conducted in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114.  The allowance for loan losses on individually analyzed loans includes commercial business loans and one- to four-family and commercial real estate loans, where management has concerns about the borrower’s ability to repay.  Loss estimates include the difference between the current fair value of the collateral and the loan amount due.

Our allowance for loan losses at December 31, 2007, was $508,000, or 0.51% of net loans, compared to $538,000, or 0.53% of net loans, at December 31, 2006.  The following table is an analysis of the activity in the allowance for loan losses for the periods shown.

	Twelve Months Ended December 31
	2007	2006
Balance at beginning of period	$538,000	$476,000
Provision charged to income	258,000	162,000
Recoveries	56,000	27,000
Charge-offs	(344,000)	(127,000)
Balance at end of period	$508,000	$538,000

Nonperforming loans increased during 2007 by $900,000, or 81.8%, from $1.1 million at December 31, 2006, to $2.0 million at December 31, 2007, primarily as a result of the continued declining economy in Michigan.  Our overall nonperforming loans to total loans ratio increased from 1.07% at December 31, 2006, to 2.02% at December 31, 2007.   At December 31, 2007, we had 18 nonperforming loans as follows:

•
Two large commercial relationships – The first is a $371,000 loan for the development of residential lots, for which the borrower has received a purchase offer that would not result in a material loss to the Bank.  The second is a $411,000 land development loan for the development of residential lots, which is in foreclosure proceedings.  The Bank has received an offer on this property, which would not result in a material loss to the Bank.   We believe the value of the collateral for these land development loans currently exceeds the outstanding balances.

•	Five commercial loans – Four loans to a landscaping company totaling $143,000 secured by commercial vehicles and a $13,000 unsecured loan.

•
Ten one- to four-family mortgage loans totaling $1,089,000, including a $421,000 loan on one residence.  These loans are not under collateralized with respect to the outstanding balances.  The Bank expects no material loss related to these loans.

•	One unsecured consumer loan totaling $5,000.

Our troubled debt restructurings increased from $326,000 at December 31, 2006, to $901,000 at December 31, 2007.  These restructurings involved eight loans secured by owner-occupied residences, which were in foreclosure proceedings. We believe the value of the collateral securing five of these loans currently exceeds the outstanding balances, and the other three loans have been written down to our estimate of the current realizable value of the collateral securing the loans.

Our loan delinquencies increased during the year, to $4.5 million, or 4.5% of total loans, at December 31, 2007, compared to $1.8 million or 1.7% of total loans at December 31, 2006.  The increase in loan delinquencies during 2007 was  primarily the result of more difficult economic conditions in our market area and borrowers’ difficulty in making increased payments due to upward rate adjustments and higher energy costs.  We expect these trends to continue in 2008.  These delinquencies include the two large commercial relationships described above in the list of non-performing loans.

On December 31, 2007, the Bank was monitoring other loans of concern classified as Substandard loans on the Bank’s monthly delinquency report.  These loans consisted of one loan for $218,000, secured by a single family home, which the borrower has requested to deed to the Bank; five loans totaling $284,000, secured by first mortgages on single family homes that are in the process of foreclosure; two first mortgages totaling $219,000;  one second mortgage for $30,000, secured by single family homes; and four consumer loans totaling $13,000.  All these loans are being actively monitored and collection efforts are continuing.

Past due loans classified as Special Mention that are being monitored by the Bank’s loan review committee include: (1) five commercial loans to a landscaping company that are secured by vehicles and equipment and total $178,000; and (2) four loans to a real estate developer, which are secured by twelve non-owner occupied, one- to four-family unit apartments and attached condominiums and total $730,000.

The Bank also is monitoring three construction loans on single family homes, which are current and total $745,000.  Construction has been completed, but there are disputes between the borrowers and the contractors.  One borrower has a lawsuit pending by a sub-contractor, another borrower has disputed a draw made to the contractor and all three properties have liens placed on the properties by subcontractors.

As our local economic conditions continue to decline, we anticipate that increases in delinquencies and net charge-offs will occur in 2008.

Deposits.  Total deposits decreased by $3.3 million, or 4.0%, to $79.4 million at December 31, 2007, from $82.7 million at December 31, 2006.  During 2007, demand deposits decreased $1.0 million and savings and money market accounts decreased $1.4 million.  The $2.4 million decrease in transaction and savings accounts is primarily attributable to our customers reducing their bank account levels for spending needs and the increased competition for deposits in our market.  The amount of time deposits or certificates at the end of 2007 was $674,000 less than at the end of 2006.  During the latter part of 2007, we decided not to renew $4.0 million in maturing wholesale certificates of deposit, and instead obtained $3.0 million in lower-rate Federal Home Loan Bank advances.

Borrowings.  Federal Home Loan Bank advances increased $5.0 million, or 23.4%, to $26.4 million at December 31, 2007 from $21.4 million at December 31, 2006.  We increased Federal Home Loan Bank borrowings to replace higher cost wholesale certificates of deposit, which we chose not to renew.

At December 31, 2007, we had $700,000 outstanding on our loan from another bank, which is secured by 100% of the outstanding common stock of the Bank.  The interest rate on this loan at December 31, 2007 was 8.2%.   Our recent operating losses have been a violation of a financial covenant of the loan and an event of default; however the lender provided a letter agreeing to forbear from enforcing that covenant during each year.

Our continuing operating losses are a violation of the financial covenant on earnings.  In 2007, the increases we have experienced in non-accrual loans and other real estate owned triggered a violation of two other loan covenants, which also are events of default.  At December 31, 2007, the combined total of non-accrual loans and other real estate owned of $2.9 million was 43.9% of our Tier 1 capital and 2.9% of total loans, which exceeds the maximum levels of 20.0% of Tier 1 capital and 1.5% of total loans in the loan covenants.  All of these loan covenants grant a six-month period in which to cure any violation.  On March 31, 2008, our lender provided us with a letter indicating that it will refrain and forbear from taking any action to enforce its remedies with respect to these covenants through December 31, 2008, so long as we otherwise remain in compliance with the loan documents and forbearance letter for the loan and the lender's other loan to our employee stock ownership plan.

Equity  Total equity decreased $1.4 million, or 16.3%, to $7.2 million at December 31, 2007, from $8.6 million at December 31, 2006.  The decrease in equity was primarily due to a net loss of $1,346,000 for the year and a final payment made in 2007 of $115,000 for costs related to the public stock offering completed during December 2006.  The 2007 net loss includes tax expense of $436,585 to establish a valuation allowance to reduce our net deferred tax asset at December 31, 2007 to zero.   This valuation allowance did not affect our regulatory capital, because net deferred tax assets not supported by taxes paid and recoverable are not included in regulatory capital.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates.  Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at December 31, 2007 and 2006.  Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis.  All average balances are daily average balances.  Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year ended December 31,
	2007			2006
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable(1)	$94,867	$6,490	6.84%	$95,415	$6,293	6.60%
Deposits at other institutions	4,133	207	5.00	514	25	4.86
Mortgage-backed securities	2,012	118	5.87	2,179	117	5.39
Federal Home Loan Bank stock	1,589	73	4.62	1,694	81	4.78

Total interest-earning assets(1)	102,601	6,888	6.71	99,802	6,516	6.53

Interest-Bearing Liabilities:
Savings deposits	7,857	36	0.46	8,655	40	0.46
Demand and NOW deposits	10,474	159	1.52	11,149	127	1.14
Certificate accounts	59,401	2,925	4.92	49,192	2,161	4.39
Federal Home Loan Bank advances	22,730	1,200	5.28	27,146	1,454	5.36
Bank loan	700	57	8.10	1,800	156	8.63

Total interest-bearing liabilities	101,162	4,377	4.33	97,950	3,938	4.02

Net interest income		$2,511			$2,578
Net interest rate spread			2.38%			2.51%
Net earning assets	$1,439			$1,852
Net interest margin			2.45%			2.58%
Average interest-earning assets to average interest-bearing liabilities	101.42%			101.89%
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

	Year ended December 31, 2007 vs. 2006			Year ended December 31, 2006 vs. 2005
	Increase (decrease) due to		Total increase	Increase (decrease due to		Total increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
Interest-earning assets:
Loans receivable	$(36)	$233	$197	$1,070	$195	$1,265
Deposits at other institutions	181	1	182	18	(10)	8
Mortgage-backed securities	(13)	14	1	(12)	29	17
Investment securities	---	---	---	(2)	---	(2)
Federal Home Loan Bank stock	(5)	(3)	(8)	10	8	18

Total interest-earning assets	127	245	372	1,084	222	1,306

Interest-bearing liabilities:
Savings deposits	(4)	---	(4)	(5)	1	(4)
Demand and NOW deposits	(8)	40	32	(19)	10	(9)
Certificate accounts	483	281	764	657	576	1,233
Federal Home Loan Bank advances	(233)	(21)	(254)	(1)	299	298
Bank loan	(90)	(9)	(99)	99	23	122

Total interest-bearing liabilities	$148	$291	439	$731	$909	1,640

Net interest income			$(67)			$(334)

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006.

General.   We incurred a net loss for the year ended December 31, 2007, of $1,346,000, compared to a net loss of $416,000 for the year ended December 31, 2006, primarily due to the general interest rate environment, economic difficulties in southwest Michigan and tax expense of $437,000 to establish a valuation allowance for our deferred tax asset.  In 2007, our net interest income decreased by $67,000 or 2.60%, which was primarily attributable to placing eleven one- to four-family residential loans and four commercial loans on non-accrual status.  Our provision for loan losses increased in 2007 by $96,000, and our pension and other overhead expenses increased by $183,000 for the year, primarily attributable to a $45,000 increase in regulatory assessments and a $124,000 increase in professional services.  Most significantly, our federal income tax expense increased $646,000 in 2007 due to the establishment of a valuation allowance for our deferred tax asset.  Our non-interest income increased in 2007 by $63,000, primarily attributable to gains on the sale of repossessed assets.  In addition, we sold fewer loans during 2007 because we were unable to originate loans in our market at rates that would be attractive to purchasers in the secondary market.  As a result, our gain on sale of loans was lower in 2007 than in 2006.  Under our current business plan we expect to experience net losses at least through the end of 2008.

Interest Income.  Interest income increased by $371,000 or 5.7%, to $6.9 million for 2007 from $6.5 million for 2006.  The primary reason for the increase in interest income was increased market rates on new or repricing loans.  During 2007, interest on loans was reduced by $67,000 as a result of placing 15 loans on non-accrual status.  These non-accrual loans were comprised of nine residential loans totaling $1.3 million, two speculative construction loans on one-to-four family residential properties totaling $251,000, one land development loan totaling $411,000 and three unsecured commercial lines of credit of $88,000.

The weighted average yield on loans increased 3.6% from 6.60% for the year ended December 31, 2006, to 6.84% for the year ended December 31, 2007.  The increase was the result of new loans originated at higher interest rates than generally in our portfolio, existing adjustable interest rate loans re-pricing to higher interest rates and maturing loans being rewritten at higher interest rates.  In the last six months of the year the yield curve began to normalize as short-term rates declined.  This is not expected to significantly impact interest income.  No assurance can be given that the normalization of the yield curve will continue or that a flat yield curve will not return.

Total average interest-earning assets increased $2.8 million from December 31, 2006, to December 31, 2007, due to increased loan demand, and the weighted average yield on interest-earning assets increased 18 basis points from 6.53% to 6.71% during the same period.

Interest Expense.  Interest expense increased $439,000, or 11.1%, to $4.4 million for 2007 from $3.9 million for 2006.  The increase was a result of an increase in the average balance of deposits and an increase in the average rate paid on both deposits and Federal Home Loan Bank advances due to the rising interest rate environment and our reliance on wholesale and brokered deposits.  In addition, we paid $57,000 and $24,000 respectively, in interest on a bank line of credit and ESOP loan during 2007, as compared to $156,000 and $0 in 2006.  Our weighted average cost of interest-bearing liabilities was 4.33% for 2007 compared to 4.02% for 2006.  In addition, our average volume of interest-bearing liabilities increased by $3.2 million, or 3.29%, primarily due to increased certificate accounts.

Interest paid on deposits increased $800,000 or 35.8% to $3.1 million for the year ended December 31, 2007 from $2.3 million for the year ended December 31, 2006.  This reflects higher interest rates generally as well as a relative decrease in lower cost demand and savings accounts and an increase in higher cost wholesale and brokered deposits during the first three quarters of 2007.  Deposits in our local market have been inadequate to meet loan demand.

Interest expense on Federal Home Loan Bank advances decreased $254,000, or 17.5%, to $1.2 million for the year months ended December 31, 2007, from $1.5 million for the year ended December 31, 2006.  The decrease resulted from a decrease in the average balance of outstanding advances and decreased rates on the repricing of our advances. The average balance of outstanding Federal Home Loan Bank advances was $22.7 million for the year ended December 31, 2007, and $27.2 million for the year ended December 31, 2006.  The weighted average rate of Federal Home Loan Bank advances decreased from 5.36% in the 2006 period to 5.28% in the 2007 period.

During the first three quarters of 2007, we increased wholesale and brokered deposits in order to repay higher cost Federal Home Loan Bank advances.  During the fourth quarter, as the cost of those advances decreased, we began to increase advances and not renew wholesale and brokered deposits.  We will continue to monitor the relative costs of wholesale and brokered deposits and Federal Home Loan Bank advances in order to manage our interest expense in 2008.   During the last two quarters of 2007, short-term interest rates decreased slightly, which produced a positively sloped yield curve.  The decrease in short-term interest rates has had a favorable impact on our interest expense.  If this trend continues we will see further reductions in our interest expense and an improved net interest margin.  No assurance can be given that this will occur.

Net Interest Income.  Net interest income before provision for loan losses decreased by $67,000, or 3.9% for the year ended December 31, 2007, to $2.5 million compared to $2.6 million for the year ended December 31, 2006.  The decrease in net interest income in 2007 was due to interest expense increasing more rapidly than interest income, as well as placing 15 loans in non-accrual status.  Our net interest margin was 2.45% for the year ended December 31, 2007, compared to 2.58% for the year ended December 31, 2006.

Provision for Loan Losses.  We establish the provision for loan losses, which is charged to operations, at a level management believes will adjust the allowance for loan losses to reflect probable incurred credit losses in the loan portfolio.  In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

Based on management’s evaluation of these factors, provisions of $258,000 and $162,000 were made during the year ended December 31, 2007 and December 31, 2006, respectively.  The increase in the provision for loan losses was due primarily to increased delinquencies and net charge-offs during 2007 compared to 2006.  During the year ended December 31, 2007, net charge-offs were $287,000 compared to $100,000 for the same period in 2006.  The ratio of non-performing loans to total loans increased from 1.07% at December 31, 2006 to 2.02% at December 31, 2007.  Non-performing loans at December 31, 2007, consisted of $1,089,000 in residential mortgage loans, $5,000 in consumer loans and $938,000 in commercial loans.  The increase in the level of non-performing loans during the year ended December 31, 2007, is a result of the general decline in the southwest Michigan economy and such national factors as increased fuel cost and the higher cost of consumer credit.

Non-interest Income.  Non-interest income increased $63,000 or 14.7% to $491,000 for the year ended December 31, 2007, compared to $428,000 for the same period in 2006.  The increase in non-interest income during 2007 was primarily due to the gain on sale of repossessed property of $50,000 for 2007, compared to a net loss on sale of repossessed property of $57,000 for 2006.  We may not experience continued gains on repossessed assets due to the weak real estate market in Michigan.  The increase in non-interest income also includes a $7,000 decrease in fees and service charges during the year due to lower ATM fees, an $18,000 lower gain on the sale of loans during the year and an $19,000 decrease in other non-interest-income reflecting primarily decreases in fee income.

Non-Interest Expense.  Non-interest expense increased $183,000 or 5.3%, from $3.5 million for the year ended December 31, 2006 to $3.7 million for the year ended December 31, 2007.  Increases in expenses of $45,000 for regulatory assessments, $16,000 for data processing services, $25,000 in salaries and employee benefits and $124,000 in professional services were offset by decreases of $25,000 in premises and equipment, $8,000 in intangibles amortization from a branch acquisition in 1998, and $17,000 in advertising costs.  The increase in salaries and employee benefits is primarily the result of a $98,000 reduction of salaries and wages, which was offset by a $67,000 increase in employee benefit expenses for the earned ESOP shares and a $57,000 reduction in the amount of deferred loan origination fees and costs.  The increase in professional services is primarily due to increases in legal and audit fees related to the on-going costs related to being a public company.

Income Tax Benefit.  During 2007 it was determined that our deferred tax asset may not be realized in future years due to recent and continuing operating losses.  A valuation allowance of $437,000 was created for the deferred tax asset, which also resulted in a federal income tax expense for the year ended December 31, 2007.  Should operations become profitable in future years, the deferred tax asset will be recorded at its expected realizable value.  As a result of the creation of the valuation allowance, we incurred a tax expense of $437,000 or 48.1%, of our net loss before taxes for the year ended December 31, 2007 as compared to a tax benefit of $209,000 or 33.5% of our net loss before taxes for the year ended December 31, 2006.

Liquidity and Commitments

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound operations.  Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans.  Historically, we have maintained liquid assets at levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows.  Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.  The consolidated statements of cash flows included in our consolidated financial statements and notes beginning on page F-1 detail cash flows from operating, investing and financing activities.

We completed the closing of our stock offering with the sale of 355,352 shares of common stock to investors on December 22, 2006, at $10.00 per share in a subscription and community offering. After paying $656,000 in offering expenses from the proceeds and paying $1,300,000 on our bank loan, we had $1,597,000 available for our use.

At December 31, 2007, the Company had $7.1 million in cash and investment securities generally available for its cash needs, of which only $261,000 was available to MainStreet Financial Corporation on an unconsolidated basis.

MainStreet Savings Bank, FSB’s primary sources of funds are deposits (including wholesale and brokered deposits), amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations.  While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  In addition, MainStreet Savings Bank, FSB invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.  MainStreet Savings Bank, FSB also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

Liquidity management is both a daily and long-term function of business management.  Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds.  On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities.  MainStreet Savings Bank, FSB uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund deposit withdrawals and to fund loan commitments.  At December 31, 2007, we had $5.9 million in outstanding loan commitments, including unused lines of credit.  Certificates of deposit scheduled to mature in one year or less at December 31, 2007, totaled $47.6 million.  It is management’s policy to maintain deposit rates that are competitive with other local financial institutions.  Based on this management strategy, we believe that a majority of maturing deposits will remain with MainStreet Savings Bank, FSB.  However, if MainStreet Savings Bank, FSB becomes adequately capitalized, it may not accept or renew brokered and wholesale deposits without a waiver from the FDIC.  At December 31, 2007, we had $24.4 million in wholesale or brokered deposits.  In addition, MainStreet Savings Bank, FSB had the ability at December 31, 2007 to borrow an additional $7.4 million from the Federal Home Loan Bank of Indianapolis as a funding source to meet commitments and for liquidity purposes.

Off-Balance Sheet Activities

In the normal course of operations, we engage in a variety of financial transactions that are not recorded in our financial statements.  These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks.  These transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.  For the year ended December 31, 2007, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

A summary of our off-balance sheet commitments to extend credit at December 31, 2007, is as follows:

Off-balance sheet loan commitments:
Commitments to make loans	$161,000
Undisbursed portion of loans closed	419,000
Unused lines of credit	5,323,000
Total loan commitments	$5,903,000

Capital

MainStreet Savings Bank, FSB is subject to minimum capital requirements imposed by the OTS.  Based on its capital levels at December 31, 2007, MainStreet Savings Bank, FSB exceeded these requirements as of that date and continues to exceed them as of the date of this report.  Our policy is for MainStreet Savings Bank, FSB to maintain a “well-capitalized” status under the capital categories of the OTS.  However, with the anticipated continuation of operating losses in 2008, the Bank’s risk-based capital ratio may decrease to below 10.0%, and MainStreet Savings Bank, FSB would be considered adequately capitalized.  The OTS may initiate additional enforcement actions against the Bank if it becomes adequately capitalized.  Failure to maintain well-capitalized status also is an event of default under our bank loan and our forbearance letter for that loan.  If that occurs, we will ask the bank to agree, in writing, to forbear from acting on that event of default during 2008.  No assurance can be given that the bank will agree to provide this forbearance.  Furthermore, if the Bank becomes adequately capitalized, it may not accept or renew brokered and wholesale deposits without a waiver from the FDIC.  We have begun to sell some of our residential mortgage loans in order to improve our capital ratios and retain well-capitalized status.  As reflected below, MainStreet Savings Bank, FSB exceeded the minimum capital ratios to be considered well-capitalized by the OTS based on its capital levels at December 31, 2007.

The capital raised in our stock offering increased our regulatory capital levels and ratios.  However, our continuing operating losses are reducing our capital levels and ratios.  In addition, during 2007, we concluded, based on higher than expected operating losses and a difficult operating environment, that a valuation allowance should be established to reduce our net deferred tax asset at December 31, 2007 to zero.  This non-cash charge increased our net loss for the year ended December 31, 2007 by $437,000 and decreased shareholders’ equity.  However, this charge did not affect our regulatory capital, because net deferred tax assets not supported by taxes paid and recoverable are not included in regulatory capital.

	Actual		Required for Well-Capitalized Status		Excess
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in thousands)

Tier 1 leverage (core) capital ratio	$6,696	5.9%	$5,704	5.0%	$992	0.87%
Tier 1 risk-based capital ratio	6,696	9.7%	4,241	6.0%	2,455	2.15%
Total risk-based capital ratio	7,204	10.2%	7,069	10.0%	135	0.12%
____________________
(1)
Ratio is a percent of adjusted total assets of $114.1 million for the Tier 1 leverage capital ratio and a percent of risk-weighted assets of $70.7 million for the Tier 1 and total risk-based capital ratios.

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

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense.  Employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation.  An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made.  We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

The Financial Accounting Standard Board (“FASB”) recently issued the following accounting standards related to the financial services industry:

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment for FASB Statements No. 133 and 140.”  SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  SFAS No. 155 resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  The Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of SFAS No. 155 in 2007 did not have a material impact on our financial position or results of operation.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.”  SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  Statement No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of SFAS No. 156 in 2007 did not have a material impact on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  Adopting FIN 48 on January 1, 2007 did not have any impact on our financial position nor on the results of our operations for 2007.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company has not completed its evaluation of the impact of the adoption of this standard.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Company on January 1, 2008.  The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

MAINSTREET FINANCIAL CORPORATION

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
MainStreet Financial Corporation
Hastings, Michigan

We have audited the accompanying consolidated balance sheets of MainStreet Financial Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MainStreet Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC
Grand Rapids, Michigan
March 31, 2008

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS
Cash and due from financial institutions	$1,995,698	$2,407,813
Interest-bearing deposits	3,175,605	1,432,452
Cash and cash equivalents	5,171,303	3,840,265

Securities available for sale	1,924,413	2,088,393
Loans, net of allowance of $508,364 and $537,667	100,149,716	100,653,114
Federal Home Loan Bank (FHLB) stock	1,589,000	1,589,000
Accrued interest receivable	605,241	734,899
Premises and equipment, net	3,557,518	3,684,203
Intangible assets	856,035	1,018,942
Other real estate owned	910,846	452,531
Other assets	264,076	482,060

	$115,028,148	$114,543,407
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$5,278,694	$6,510,671
Interest-bearing	74,126,373	76,190,622
	79,405,067	82,701,293

FHLB advances	26,400,000	21,400,000
Note payable	700,000	700,000
ESOP note payable	255,852	284,280
Accrued interest payable	189,015	131,411
Advance payments by borrowers for taxes and insurance	100,412	55,894
Deferred compensation liability	506,737	487,688
Accrued expenses and other liabilities	316,796	183,899
Total liabilities	107,873,879	105,944,465

Commitments and contingencies

Shareholders’ equity
Common stock - $.01 par value, 9,000,000 shares authorized, 756,068 shares issued and outstanding at December 31, 2007 and 2006	7,561	7,561
Additional paid in capital	2,821,602	2,939,677
Unearned ESOP	(247,856)	(284,280)
Retained earnings	4,603,116	5,948,659
Accumulated other comprehensive income (loss) (net of tax of $0 in 2007 and $6,530 in 2006)	(30,154)	(12,675)
	$7,154,269	$8,598,942

	$115,028,148	$114,543,407

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and 2006

	2007	2006
Interest income
Loans, including related fees	$6,489,711	$6,292,892
Taxable securities	191,517	198,755
Other	206,622	24,807
	6,887,850	6,516,454
Interest expense
Deposits	3,120,113	2,327,872
FHLB advances	1,200,238	1,454,419
Other	56,670	155,874
	4,377,021	3,938,165

Net interest income	2,510,829	2,578,289

Provision for loan losses	258,000	162,000

Net interest income after provision for loan losses	2,252,829	2,416,289

Noninterest income
Fees and service charges	389,210	396,115
Gain on sale of loans	21,786	40,138
Gain (loss) on sale of repossessed assets	49,526	(57,212)
Other	30,791	49,457
	491,313	428,498
Noninterest expenses
Salaries and employee benefits	1,731,050	1,705,670
Premises and equipment, net	559,732	584,534
Administrative and general expenses	530,635	508,293
Data processing through service bureau	255,410	239,755
Amortization of intangible assets	162,907	170,443
Regulatory assessments	89,418	44,571
Professional services	244,165	120,099
Advertising and public relations	79,783	96,706
	3,653,100	3,470,071

Loss before income taxes	(908,958)	(625,284)

Federal income tax expense (benefit)	436,585	(209,162)

Net loss	$(1,345,543)	$(416,122)

Basic and diluted earnings (loss) per share	$(1.84)	$(21.21)

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity

Balance – January 1, 2006	$10	$49,990	$6,375,781	$-	$(12,148)	$6,413,633

Dividends paid	-	-	(11,000)	-	-	(11,000)

Net loss	-	-	(416,122)	-	-	(416,122)
Change in net unrealized gain/loss on
securities available for sale, net of tax	-	-	-	-	(527)	(527)
Comprehensive loss	-	-	-	-	-	(416,649)

Unearned ESOP Shares	-	-	-	(284,280)	-	(284,280)

Sale of 355,352 common shares in the initial
public offering	3,554	2,893,684	-	-	-	2,897,238

Issuance of 399,716 common shares to
MainStreet Financial corporation, MHC	3,997	(3,997)	-	-	-	-

Balance – December 31, 2006	7,561	2,939,677	5,948,659	(284,280)	(12,675)	8,598,942

Net loss	-	-	(1,345,543)	-	-	(1,345,543)
Change in net unrealized gain/loss on
securities available for sale, net of tax	-	-	-	-	(17,479)	(17,479)
Comprehensive loss	-	-	-	-	-	(1,363,022)

Public offering costs	-	(114,993)	-	-	-	(114,993)

Earned ESOP Shares	-	(3,082)	-	36,424	-	33,342

Balance – December 31, 2007	$7,561	$2,821,602	$4,603,116	$(247,856)	$(30,154)	$7,154,269

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities
Net income (loss)	$(1,345,543)	$(416,122)
Adjustments to reconcile net income (loss) to
net cash from operating activities
Depreciation	246,897	279,952
Amortization, net of accretion
Securities	3,816	4,391
Loans	(5,123)	18,699
Intangible assets	162,907	170,443
Provision for loan losses	258,000	162,000
Loans originated for sale	(1,724,640)	(2,992,715)
Proceeds from sales of loans originated for sale	1,746,426	3,032,853
Gain on sale of loans	(21,786)	(40,138)
ESOP expense	33,342	-
(Gain) loss on sale of other real estate owned	(49,526)	57,212
Change in assets and liabilities
Change in deferred fees and discounts	29,391	(8,483)
Accrued interest receivable	129,658	(241,588)
Other assets	221,707	(118,472)
Accrued interest payable	57,604	118,140
Other liabilities	141,690	(38,954)
Net cash from (used for) operating activities	(115,178)	(12,782)

Cash flows from investing activities
Activity in available-for-sale securities:
Principal repayments, maturities, and calls	149,215	181,609
Redemption of FHLB stock	-	136,000
Loan originations and payments, net	(752,147)	(10,071,800)
Sales of other real estate owned	609,007	150,565
Purchases of premises and equipment, net	(120,212)	6,146
Net cash used for investing activities	(114,137)	(9,597,480)

(Continued)

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from financing activities
Net change in deposits	$(3,296,226)	$17,806,466
Proceeds from Federal Home Loan Bank advances	35,300,000	49,778,000
Repayment of Federal Home Loan Bank advances	(30,300,000)	(60,378,000)
Payments on ESOP loan	(28,428)	-
Dividends paid	-	(11,000)
Public offering costs	(114,993)	-
Draws on note payable	-	1,000,000
Payments on note payable	-	(1,300,000)
Net proceeds from sale of stock	-	2,897,238
Net cash from (used for) financing activities	1,560,353	9,792,704

Net change in cash and cash equivalents	1,331,038	182,442

Cash and cash equivalents at beginning of year	3,840,265	3,657,823

Cash and cash equivalents at end of year	$5,171,303	$3,840,265

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$4,319,417	$3,820,025
Taxes	-	-

Supplemental disclosures of noncash activities
Transfer of loans to other real estate	$1,017,795	$356,234

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:  The consolidated financial statements include the accounts of MainStreet Financial Corporation, its wholly owned subsidiary MainStreet Savings Bank, FSB (the Bank) and the Bank’s wholly owned subsidiaries, HSL Services, Inc., an investment services corporation and MainStreet Financial Services, Inc., an investment and insurance corporation, collectively referred to as “the Company.”  The financial statements do not include the accounts of MainStreet Financial Corporation’s parent company, MainStreet Financial Corporation, MHC, which owns 53% of the Company’s common stock.  Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Barry and Ionia counties of Michigan.  Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans.  Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate.  Commercial loans are expected to be repaid from cash flows from operations of businesses.  Real estate loans are secured by both residential and commercial real estate.  There are no significant concentrations of loans to any one industry or customer.  However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.  Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

In December 2006, the Company completed a minority stock offering.  MainStreet Financial Corporation, MHC, retained majority ownership of the Company.  The offering raised external capital of $3,554,000, before expenses, through the sale of 47% of the Company’s stock.   Capital raising costs were deferred and deducted from the proceeds of the shares sold in the offering.

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

Statement of Cash Flows:  Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions.

Interest-bearing Deposits in Other Financial Institutions:  Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

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

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.  In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

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

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.  Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.  Interest income on mortgage, installment and commercial loans is discontinued at the time the loan is 90 days past due unless the loan is well secured and in the process of collection.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.  The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected.  Impairment is evaluated in total for smaller balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

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

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value, defined as estimated sales value less costs to sell, when acquired, establishing a new cost basis.  If fair value declines, a valuation allowance is recorded through expense.  Costs after acquisition are expensed.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007.  A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.  The adoption had no affect on the Company’s financial statements.  The Company recognizes interest and/or penalties related to income tax matters, if any, in income tax expense.

Employee Benefits:  The Company provides retirement benefits for eligible full-time employees through contributions to the Financial Institutions Retirement Fund (FIRF), a qualified multiple-employer defined benefit pension fund.  The Company’s policy is to fund pension costs accrued.  Pension expense is based on required contributions to that plan.  The Company also sponsors a 401(k) plan and provides matching contributions for a portion of employee 401(k) plan deferrals.  401(k) plan expense is the amount the Company has committed to contribute to match employee contributions for the year.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Employee Stock Ownership Plan (ESOP):  In conjunction with the 2006 stock offering, the Company formed an ESOP which borrowed $284,280 from a financial institution and acquired 28,428 shares of the Company’s stock.  The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity.  Compensation expense is based on the market price of shares as they are committed to be released to participant accounts.  No shares were earned by participants in 2006.  Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share:  Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the periods which was 729,554 shares for 2007 and 19,618 for 2006.  ESOP shares are considered outstanding for this calculation unless unearned.  There are currently no potentially dilutive common shares issuable under stock options or other programs.  Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

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

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there are such matters at December 31, 2007 or 2006 that will have a material effect on the financial statements.

Dividend Restrictions:  Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Company on January 1, 2008.  The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2007
Mortgage-backed securities	$886,048	$7,187	$13,690
Mutual fund investment	1,038,365	-	23,651

	$1,924,413	$7,187	$37,341
2006
Mortgage-backed securities	$1,098,355	$6,772	$6,517
Mutual fund investment	990,038	-	19,460

	$2,088,393	$6,772	$25,977

Mortgage-backed securities are issued by U.S. Government-sponsored entities.  The mutual fund invests primarily in short-term adjustable rate mortgage-backed securities.

There were no sales of securities or mutual fund shares in 2007 or 2006.

Securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2007
Mortgage-backed	$-	$-	$399,927	$(13,690)	$399,930	$(13,690)
Mutual fund	-	-	1,038,365	(23,651)	1,038,365	(23,651)

	$-	$-	$1,438,292	$(37,341)	$1,438,292	$(37,341)
2006
Mortgage-backed	$-	$-	$501,427	$(6,517)	$501,427	$(6,517)
Mutual fund	-	-	990,039	(19,460)	990,039	(19,460)

	$-	$-	$1,491,466	$(25,977)	$1,491,466	$(25,977)

No loss has been recognized into income because management has the intent and ability to hold these securities for the foreseeable future.  The decline in the fair value of the mortgage-backed securities is expected to recover as these securities approach their maturity date or as interest rates change.  Management expects the mutual fund unrealized loss to decrease as short term interest rates continue to decline and the market for mortgage related securities stabilizes.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 3 – LOANS

Loans at year end are summarized as follows:

	2007	2006
Real estate loans secured by:
One-to-four-family residential properties	$74,463,818	$74,327,622
Home Equity	5,476,501	5,944,061
Construction and development projects	2,054,384	3,691,469
Commercial real estate and business loans	12,868,148	12,916,405
Consumer loans	6,172,793	6,110,612
Less:
Loans in process	(418,938)	(1,816,495)
Deferred (fees) and costs, net	41,374	17,107
Allowance for loan losses	(508,364)	(537,667)
Loans, net	$100,149,716	$100,653,114

Loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balance of such loans was approximately $3,919,000 and $2,987,000 at December 31, 2007 and 2006.

Activity in the allowance for loan losses is summarized as follows:

	2007	2006

Balance at beginning of period	$537,667	$475,962
Provision charged to income	258,000	162,000
Recoveries	56,045	27,299
Charge-offs	(343,348)	(127,594)

Balance at end of period	$508,364	$537,667

Impaired loans, as defined by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, were as follows:

	2007	2006
Year-end loans with no allocated allowance
for loan losses	$1,829,000	$371,000
Year-end loans with allocated allowance
for loan losses	420,000	-

Total	$2,249,000	$371,000

Amount of the allowance allocated	$59,000	$-

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 3 – LOANS (Continued)

Nonperforming loans were as follows:

	2007	2006

Loans past due over 90 days still on accrual	$552,778	$568,594
Nonaccrual loans	1,479,177	531,000

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Specific loans secured by one-to-four-family residences with a carrying value of approximately $40,707,000 and $41,224,000 at December 31, 2007 and 2006 were pledged to secure FHLB advances.

NOTE 4 - PREMISES AND EQUIPMENT

A summary of premises and equipment at period end is as follows:

	2007	2006

Land and improvements	$705,822	$705,822
Buildings	4,059,138	4,059,138
Furniture and equipment	2,035,034	1,920,613
	6,799,994	6,685,573
Accumulated depreciation	(3,242,476)	(3,001,370)

	$3,557,518	$3,684,203

Depreciation expense was $246,897 and $279,952 for 2007 and 2006.

Operating Leases: The Company leases certain branch properties under operating leases.  Rent expense was $54,166 and $49,609 for the calendar years 2007 and 2006.  Firm rent commitments at December 31, 2007, including consideration of termination options and not including renewal options that generally are present, were not significant at December 31, 2007.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 5 – INTANGIBLE ASSETS

	2 0 0 7		2 0 0 6
	Carrying Amount	Gross Accumulated Amortization	Carrying Amount	Gross Accumulated Amortization
Amortized intangible assets:
Core deposit intangible	$379,957	$376,744	$379,957	$368,896

Other unidentified intangibles	2,327,038	1,474,215	2,327,038	1,319,157

	$2,706,995	$1,850,959	$2,706,995	$1,688,053

Aggregate amortization expense was $162,907 and $170,443 for the years ended December 31, 2007 and 2006.

Estimated amortization expense for each of the next five years:

2008	$158,271
2009	155,059
2010	155,059
2011	155,059
2012	155,059

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts (including certificates of deposit) with a minimum denomination of $100,000 was approximately $44,368,000 and $46,642,000 at December 31, 2007 and 2006.

Brokered deposits totaled approximately $24,448,000 and $26,021,000 at December 31, 2007 and 2006.  At December 31, 2007 and December 31, 2006, brokered deposits had interest rates ranging from 4.65% to 5.35% and 4.50% to 5.50%, respectively.  In general, deposit amounts greater than $100,000 are not insured.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 6 – DEPOSITS (Continued)

At December 31, 2007, the scheduled maturities of certificates of deposits are as follows:

2008	$47,583,110
2009	7,819,605
2010	681,427
2011	390,419
2012	159,387
Thereafter	-

$56,633,948

Interest expense by deposit type for the period indicated is as follows:

	2007	2006

Savings	$36,000	$40,000
Demand/NOW	134,000	127,000
Certificates	2,950,000	2,161,000

	$3,120,000	$2,328,000

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at December 31, 2007 and 2006 were:

	---------December 31, 2007---------			---------December 31, 2006---------
	Interest Rate Ranges	Weighted Average Rate	Balance	Interest Rate Ranges	Weighted Average Rate	Balance

Advances maturing and payments due in calendar year:
2007				5.22 to 5.95%	5.34%	$12,000,000
2008	3.75 to 5.53%	4.92%	$17,000,000	5.27 to 5.53	5.34	7,000,000
2009	4.08 to 4.92	4.68	7,000,000			-
2010	4.98	4.98	2,400,000	4.98	4.98	2,400,000
			$26,400,000			$21,400,000

All advances require monthly interest payments and are due, in full, at maturity.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Certain FHLB advances have put features that allow the FHLB to change the advance to variable rate, at its option.  If that option is exercised, the Bank may repay the advance without penalty.  Advances with such put features had a balance of $9,400,000 at December 31, 2007 and $11,400,000 at December 31, 2006.

FHLB advances are collateralized by specific loans held by the FHLB.  Prepayment of the advances is subject to the provisions, conditions and penalties of the credit policy of the Federal Home Loan Bank of Indianapolis.

NOTE 8 – EMPLOYEE BENEFITS

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

Plan contributions for the years ended December 31, 2007 and 2006 were $173,694 and $172,205, respectively.

Upon withdrawal from the plan, the Company would be required to continue to fund its share of the plan's unfunded vested benefits, if any.  The Company, however, has no present intention of withdrawing from the plan.

The Company also sponsors a 401(k) plan that covers substantially all employees.  Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations.  The Company makes matching contributions equal to 50% of employee contributions.  The Company’s contributions for the years ended December 31, 2007 and 2006 were $19,892 and $24,504, respectively.

The Company also sponsors a deferred compensation plan that is available to senior officers and directors.  Plan participants who elect to defer a portion of their salary receive interest on the amount deferred at prevailing two-year certificate of deposit interest rates.  Expense related to the plan was $19,049 and $18,333 for the years ended December 31, 2007 and 2006.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 9 – ESOP PLAN

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

Contributions to the ESOP during 2007 were $52,883.  Expense was $57,797.  In 2006 no contributions were made or expense incurred for the plan.

Shares held by the ESOP we as follows:

	2007	2006

Allocated to participants	3,648	-
Unearned	24,780	28,428

Total ESOP shares	28,428	28,428

Fair value of unearned shares	$156,114	$284,280

Fair value of allocated shares subject to repurchase obligation	$22,982	$-

The ESOP was funded by a loan from another financial institution, which is guaranteed by the Company.  The loan has a ten year term and requires annual principal and interest payments beginning in 2007.  Upon payment, shares are released for allocation following a formula.  The loan also requires the Company to comply with certain financial covenants, which, if not achieved could allow the lender to accelerate collection of the loan.  As of December 31, 2007, the Company was not in compliance with certain covenants, but the lender has agreed to waive acceleration of loan collection.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 10 - FEDERAL INCOME TAXES

The provision for federal taxes consists of the following:

	2007	2006

Current	$-	$(5,774)
Deferred	(296,111)	(203,388)
Change in valuation allowance	732,696	-
	$436,585	$(209,162)

The provision (benefit) for federal income taxes differs from that computed at the statutory corporate tax rate of 34% as follows:

	2007	2006

Tax expense (benefit) at statutory rate	$(309,046)	$(212,597)
Change in valuation allowance	732,696	-
Other	12,935	3,435
	$436,585	$(209,162)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2007	2006
Deferred tax assets
Acquisition intangibles	$41,588	$47,570
Allowance for loan losses	179,712	189,152
Deferred compensation	172,291	165,814
Net operating loss carry-forward	489,461	253,018
Unrealized loss on securities available for sale	-	6,530
Contribution carryforward	20,671	14,280
Non-accrual loan interest	55,575	132
Other	4,163	4,267
	963,461	680,763
Deferred tax liabilities
FHLB dividends	(49,355)	(49,661)
Accumulated depreciation	(167,099)	(187,491)
Deferred loan costs	(14,311)	(5,816)
	(230,765)	(242,968)
Valuation allowance	(732,696)	-

Net deferred tax asset	$-	$437,795

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 10 - FEDERAL INCOME TAXES (Continued)

At year-end 2007, the Company had federal net operating loss carryforwards of approximately $1,440,000. The net operating losses may be carried forward for 20 years and begin expiring in 2021.  Management has determined that a valuation allowance to reduce deferred tax assets was needed at December 31, 2007.

Retained earnings at December 31, 2007 and 2006 include approximately $1,882,000 for which no federal income tax liability has been recorded.  This amount represents an allocation of income to bad debt deductions for tax purposes alone.  Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax.  The unrecorded deferred tax liability on the above amounts was approximately $640,000.

There were no unrecognized tax benefits at December 31, 2007.  The Company does not expect the balance of unrecognized tax benefits to significantly change in the next twelve months.  The Company is no longer subject to examination by the Internal Revenue Service for years prior to 2004.

NOTE 11 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2007 were as follows:

Beginning balance	$1,898,018
New loans	1,539,363
Repayments	(1,679,400)

Ending balance	$1,757,981

Deposits from principal officers, directors, and their affiliates at year-end 2007 and 2006 were approximately $1,117,000 and $649,000.

NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

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

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If adequately capitalized, regulatory approval is required to accept brokered deposits.  If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.  At year-end 2007, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the institution's category.  The Bank's actual capital levels (in thousands) and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007
Total adjusted capital (to risk weighted assets)	$7,204	10.2%	$5,655	8.0%	$7,069	10.0%
Tier 1 (core) capital (to risk weighted assets)	6,696	9.5	N/A	N/A	4,241	6.0
Tier 1 (core) capital (to adjusted total assets)	6,696	5.9	4,563	4.0	5,704	5.0
Tangible capital (to adjusted total assets)	6,696	5.9	1,711	1.5	N/A	N/A

December 31, 2006
Total adjusted capital (to risk weighted assets)	$7,883	11.2%	$5,617	8.0%	$7,022	10.0%
Tier 1 (core) capital (to risk weighted assets)	7,345	10.5	N/A	N/A	4,213	6.0
Tier 1 (core) capital (to adjusted total assets)	7,345	6.5	4,529	4.0	5,662	5.0
Tangible capital (to adjusted total assets)	7,345	6.5	1,698	1.5	N/A	N/A

The Qualified Thrift Lender (QTL) test requires 65% of assets be maintained in housing-related finance and other specified assets.  If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter.  It is management's opinion that the QTL test was met as of December 31, 2007 and 2006.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

The Bank was notified by its primary regulator in February 2008 that it was deemed to be in “troubled” condition, and, as a result, is subject to specified operating restrictions which include limitations on asset growth and prior regulatory of certain compensation agreements proposed transactions with affiliates.  In March 2008, the Bank’s primary regulator asked the Bank to enter into a supervisory agreement to address their concerns regarding the financial condition of the Bank.  Among other things, the supervisory agreement would require the Bank to prepare and submit an updated business plan and provide regular reports on classified assets.

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

As of December 31, 2007 and 2006, the Company had the following:

	2007	2006

Commitments to make loans	$161,000	$719,000
Unused lines of credit	5,323,000	5,412,000
Loans in process	419,000	1,816,000

Fixed rate loan commitments as of December 31, 2007 and 2006 were $161,000 and $689,000.  These commitments had interest rates ranging from 6.38% to 7.38% at December 31, 2007 (6.13% to 8.38% at December 31, 2006) and maturities ranging from four to five years at December 31, 2007 (3 years to 30 years at December 31, 2006).  Variable rate loan commitments are at market rates and were $0 and $30,000 at December 31, 2007 and 2006.

Since certain commitments to make loans and fund loans in process expire without being used, the amount does not necessarily represent future cash commitments.  Commitment periods are generally for 45 days.  No losses are anticipated as a result of these transactions.

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 14 – OTHER COMPREHENSIVE INCOME (LOSS)

	2007	2006
Unrealized holding gains (losses) on available for sale securities	$(10,949)	$(800)
Reclassification adjustments for (gains) and losses later recognized	-	-
Net unrealized gain (loss)	(10,949)	(800)
Income tax expense (benefit)	(6,530)	273
Other comprehensive income (loss)	$(17,479)	$(527)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments (in thousands) were as follows:

	2 0 0 7		2 0 0 6
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$5,171	$5,171	$3,840	$3,840
Securities	1,924	1,924	2,088	2,088
Loans, net	100,150	99,891	100,653	99,712
FHLB stock	1,589	1,589	1,589	1,589
Accrued interest receivable	605	605	735	735

Financial liabilities
Deposits	$79,405	$80,091	$82,701	$82,593
FHLB advances	26,400	26,624	21,400	21,440
Notes payable	956	956	984	984
Accrued interest payable	189	189	131	131

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

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 16 – NOTES PAYABLE

On December 31, 2007 and 2006 the Company’s balance in its commercial bank line of credit was $700,000.  This line of credit was obtained in prior years.  The loan matures on June 15, 2010, requires quarterly interest payments at a rate of 3% over three-month LIBOR and is secured by a pledge of the Bank’s common stock.  The loan agreement contains certain financial covenants which, if not complied with, could allow the lender to accelerate repayment of the loan.

At December 31, 2007 and 2006, the Company was not in compliance with certain of these covenants, yet the lender has agreed not to accelerate collection of the loan.

In accordance with generally accepted accounting principles, the financial statements also include the ESOP note payable which represents an obligation of the Company’s Employee Stock Ownership Plan but is guaranteed by the Company.  See Note 9 for additional information regarding this obligation.

NOTE 17 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS

	2007	2006
ASSETS
Cash and cash equivalents	$260,709	$723,461
Investment in Bank subsidiary	7,778,032	8,839,846
Other assets	71,380	69,265

Total assets	$8,110,121	$9,632,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Note payable	$700,000	$700,000
ESOP note payable	255,852	284,280
Other liabilities	-	49,350
Total liabilities	955,852	1,033,630

Shareholders’ equity	7,154,269	8,598,942

Total liabilities and shareholders’ equity	$8,110,121	$9,632,572

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 17 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
  (Continued)

CONDENSED STATEMENTS OF INCOME

	2007	2006
Income
Interest income	$6,325	$8,510

Expense
Interest expense	56,670	155,874
Other expense	85,561	15,429
Total expense	142,231	171,303

Loss before income tax and equity in
undistributed net loss of subsidiaries	(135,906)	(162,793)

Equity in undistributed net loss of subsidiary	(1,140,372)	(307,536)

Loss before income tax benefit (expense)	(1,276,278)	(470,329)

Income tax benefit (expense)	(69,265)	54,207

Net loss	$(1,345,543)	$(416,122)

(Continued)

MAINSTREET FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 17 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
  (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2007	2006
Cash flows from operating activities
Net income (loss)	$(1,345,543)	$(416,122)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in loss of subsidiary	1,140,372	307,536
(Increase) decrease in other assets	(2,115)	(54,206)
Increase (decrease) in other liabilities	(49,350)	30,625
Net cash used for operating activities	(256,636)	(132,167)

Cash flows from investing activities
Investment in subsidiary	(62,695)	(1,819,998)
Net cash used for investing activities	(62,695)	(1,819,998)

Cash flows from financing activities
Proceeds from stock offering	-	2,897,238
Public offering costs	(114,993)	-
Draws on note payable	-	1,000,000
Payments on note payable	(28,428)	(1,300,000)
Cash dividends paid	-	(11,000)
Net cash from financing activities	(143,421)	2,586,238

Net change in cash and cash equivalents	(462,752)	634,073

Cash and cash equivalents at beginning of year	723,461	89,388

Cash and cash equivalents at end of year	$260,709	$723,461